FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

May 7, 2009	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

99.1	2008 Annual Report of Exeter Resource Corporation

99.2	Information Circular for the Annual General Meeting

99.3	Form of Proxy

99.4	Financial Statements Request Form

EXHIBIT 99.1

exeter

RESOURCE CORPORATION

# *Annual Report*

# *2008*

Corporate Information

Telephone + 1 604 688 9592
Facsimile + 1 604 688 9532
e-mail exeter@exeterresource.com

Argentina Office
Argentina
Martin Zapata 445
Ciudad, Mendoza (5500) Argentina

Telephone + 54 261 420 3415
Facsimile + 54 261 429 3426

Board of Directors
Bryce Roxburgh, B.Sc
Yale Simpson, B.Ap.Sc
Louis Montpellier, LLB
Douglas Scheving
Michael McPhie, MSc
William McCartney, CA
Rob Reynolds, CA

Officers
Yale Simpson *Chairman*
Bryce Roxburgh *President and CEO*
Cecil Bond *Chief Financial Officer*
Susan McLeod *Corporate Secretary*
Jeremy Perkins *VP Development and Operations*

Chilean Office
Chile
Araucanos 2106
Providencia, Santiago

Telephone + 56 2 231 4617

Solicitors
Canada
Fasken Martineau DuMoulin LLP
2900-550 Burrard Street
Vancouver, BC CanadaV6C 0A3

Argentina
Patricia Inzirillo
Rio Tercero 2144
Borrego, Mendoza (5519) Argentina

Auditors
PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, BC Canada V6C 3S7

Investor Relations
Exeter Resource Corporation
P.O. Box 41, Axa Place
Suite 1260, 999 West Hastings Street
Vancouver, BC Canada V6C 2W2
Contact: Rob Grey,
Vice President Corporate Communications

Transfer Agent And Registrar
Computershare Investor Services Inc.
510 Burrard Street
Vancouver, BC Canada V6C 3B9

Conversion Table	
g/t	grams per tonne
Au	Gold
Ag	Silver
oz	Ounce
1 tonne	1.102 tons
1 troy ounce	31.1035 grams
1 ounce/ton	34.2857 grams per tonne
1 gram/tonne	0.029 oz/short ton
km	kilometre
m	metre
square kilometre	247.1 acres
1 kilometre	0.62 miles
1 metre	3.28 feet

Share Capital
Authorized: 100,000,000 common shares
Issued and outstanding: 62,433,423 *
Fully diluted: 72,344,298 *
* *as of April 21, 2009*

Shares Listed

TSX Venture Exchange, Symbol: **XRC**

NYSE-AMEX, Symbol: **XRA**

Frankfurt Stock Exchange, Symbol: **EXB**

Website: www.exeterresource.com

To Exeter Shareholders

Becoming a Globally Recognized Gold Company

Exeter continues to achieve remarkable success despite the very challenging economic circumstances faced by the industry. Our market presence increased significantly during Q1-2009, driven by the announcement of an initial mineral resource estimate at the Caspiche gold-copper discovery in Chile and a treasury of +C$38 million. We are now recognized in the sector as offering investors increasingly attractive leverage to the gold price.

Exeter’s recently announced interim inferred resource of 8.7* million ounces of gold plus 2.1 billion pounds of copper, 12.6* million ounces on a gold equivalent basis, places Exeter in the ranks of the mid-tier companies. We intend to continue to grow the resources through 2009, with our exploration team striving for a 50% increase by September 2009.

Financings:

Proceeds from the C$35 million equity financing which closed in March 2008, were utilized principally to facilitate a major drilling campaign at Caspiche. Those funds served us very well when financial markets collapsed in Q4-2008. We were in fact, one of only a few companies capable of continuing a major drilling program, while preserving a “nest-egg” as a defence against further market deterioration. In March 2009, the Company raised a further C$29 million when we were offered a “bought deal” equity financing. Those funds will be utilized to further advance the Caspiche discovery and our Cerro Moro project in Argentina.

The Caspiche Discovery:

The initial NI 43-101 inferred resources estimate for Caspiche is 8.7 million ounces of gold plus 2.1 billion pounds of copper**. The estimate was carried out by independent engineering consultants, AMEC International (Chile) S.A., who also completed a NI 43-101 resources estimate in 2006 for Kinross Gold for the nearby Cerro Casale Project located 10 kilometres south of Caspiche. The interim resource estimate was restricted to drilling data available to the end 2008.

Drilling is continuing at Caspiche, with results indicating potential for a significant expansion of the resource. Recent drill-hole CSD32 returned 1,214 metres (3,982 feet) at a grade of 0.90 grams per tonne gold (0.026 ounces per ton) and 0.33% copper***. The phrase “world class” can be used to describe that gold-copper intersection. After a winter break from June to September 2009, drilling is expected to resume and continue to May 2010.

Through 2009 Exeter will work to de-risk the project by further drilling and initiating metallurgical, environmental, water and energy supply studies. We intend to announce a second NI 43-101 resource estimate in September 2009, utilizing results from drilling completed to the current seasonal close expected in May 2009.

Exeter has now completed the work and expenditure requirements to secure 100% ownership of Caspiche, subject to a 3% net smelter returns royalty to Anglo American Chile, if the project is taken to production.

For the information of shareholders, Caspiche is located in the Maricunga region of Chile, renowned for world class gold projects. Our neighbours at Caspiche are Barrick Gold and Kinross Gold with their very large Cerro Casale gold-copper and Maricunga (Refugio) gold projects, respectively.

The Cerro Moro Project:

Drilling at Exeter’s Cerro Moro gold-silver project, in the Santa Cruz mining district of southern Argentina, continued through 2008, with a series of press releases highlighting high grade gold and silver discoveries on the property. 506 holes have now been drilled, providing a database sufficient for initial resource calculations.

In August 2008 we received definitive results from metallurgical work at Cerro Moro indicating 90% plus recoveries for both gold and silver. These results indicate that a conventional, “off the shelf” process circuit will be very effective in dealing with the different gold-silver ratios on the property.

In December 2008, drilling was suspended temporarily, in order to begin the process of producing an initial resource estimate, and to await the signing of an exploration agreement with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”) on mining licences adjoining Cerro Moro. In March 2009, Exeter signed a definitive agreement with Fomicruz, a mining company owned by the government of Santa Cruz Province, Argentina. Under the agreement Exeter can earn an 80% interest in 760 square kilometres (293 square miles) of licences owned by Fomicruz. On the completion of mine permitting, Fomicruz will be ceded a 5% equity stake in Exeter’s Cerro Moro property. Importantly, Exeter and

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

Fomicruz will now proceed to drill test potential extensions to the high grade Escondida vein at Cerro Moro upon receipt of necessary environmental permits.

With the rapid escalation of operating costs due to industry inflation, followed by the credit crisis, it is now clear that ore quality (grade) will be a critical ranking factor for potential project development over the coming years. In other words, high grade deposits such as Cerro Moro are likely to be financed and built ahead of low grade, capital intensive projects. On this basis we anticipate that Cerro Moro will enter the scoping study phase late in 2009.

Our Goals for 2009

Growing Exeter to become a globally recognised mid-tier gold-silver company continues to be a very realistic near term goal. Given our financial capacity and project inventory, we are confident that that goal can be achieved despite the difficult economic climate. We expect to continue our record of building shareholder value through project development and mineral discoveries.

At Caspiche, we have budgeted $16 million for additional exploration, sufficient to carry the project through to September 2010, when we would seek to monetize all, or part of the asset. Contemplating such an event, certain major gold mining companies are actively reviewing our progress.

At Cerro Moro, we have budgeted $10 million for continued exploration and development. The NI 43-101 compliant resources estimate due in Q2-2009 will be a milestone that will bring the project closer to a mine development decision. Our goal is to build a modest-sized, high grade mine and to progressively expand the resource from cash flows over the mine life.

At Don Sixto we will continue to work with provincial authorities and other interested mining companies to effect amendment to the legislation banning the use of cyanide with a view to advancing the project when circumstances permit.

Once again, we extend our appreciation to our shareholders for their support over the past year. We also pass on our sincere regrets to the Exeter staff members that we lost as a result of downsizing necessitated by the financial crisis.

Bryce Roxburgh	Yale Simpson
President and CEO	Executive Chairman

* The 12.6 million ounces is derived by calculating the value of copper at Caspiche using $1.50 per pound, dividing that value by $800 (assumes 100% metallurgical recovery) and adding it to the Caspiche inferred gold resource to establish an inferred gold-equivalent resource.

** See news release 09-09 dated March 24, 2009 and the NI 43-101 technical report dated March27, 2009 filed on SEDAR.

*** See news release 09-04 dated February 25, 2009.

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EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

Management’s Discussion and Analysis

March 27, 2009

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as of December 31, 2008, unless otherwise stated; (iii) all references to monetary amounts are to Canadian dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US dollars.

Forward Looking Statements

This management discussion and analysis (“MD&A”) contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended, including the Company’s belief as to the timing of its drilling and exploration programs and exploration results. These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur. While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include those set out under “Risks” below. Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that use certain terms, such as “inferred mineral resource”, that are proven or probable reserves within the meaning of SEC Industry Guide 7. Under SEC Industry Guide 7 a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the environmental analysis or report must be filed with the appropriate governmental authority. U.S. investors are urged to consider closely the disclosure contained in our annual report on Form 40-F. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Report on Operations

First Quarter 2008

In the first quarter of 2008, the Company completed an equity capital financing, raising net proceeds of $32.4 million through the issuance of 7.78 million common shares, to fund its planned and future exploration programs. This financing represented the largest capital raising that the Company has completed to date.

In March 2008, the Company signed a letter of intent with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), the provincial mining company in Santa Cruz Province Argentina, to form a strategic alliance for the possible future development of its 100% owned Cerro Moro project and the right to explore tenements controlled by Fomicruz which adjoin its Cerro Moro project. This strategic alliance represents a significant step forward for the future exploration of the Cerro Moro project as current data suggests the high grade Escondida vein system appears to continue onto the Fomicruz tenements. Subsequent to December 31, 2008 the Company entered into a definitive agreement with Fomicruz (see “Subsequent Events” below) for the future exploration and potential development of the Cerro Moro and Fomicruz tenements.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

Drilling results during the first quarter of 2008 at Cerro Moro were very encouraging and throughout the quarter the Company utilized three drill rigs to better define the known vein systems including the Escondida vein system. At Caspiche, the drilling program to explore the identified porphyry target continued and produced very good results.

Second Quarter 2008

The Company continued its exploration activities at Cerro Moro throughout the second quarter while exploration activities at Caspiche were terminated in May due to the onset of South American winter conditions. Results released during the second quarter reflected ongoing success at both Caspiche and Cerro Moro. The Company utilized three drill rigs throughout the entire quarter at Cerro Moro while at Caspiche, drilling ceased in May, and the Company compiled results from the 2007-2008 exploration season and prepared for the commencement of its 2008-2009 exploration program.

Third Quarter 2008

The Company continued its exploration activities at Cerro Moro throughout the quarter while the 2008-2009 drilling campaign at Caspiche commenced in early October 2008.

Mid-way through the third quarter of 2008 the credit crisis centred in the United States intensified, and among other factors, led to the collapse of many large financial institutions causing significant losses in worldwide markets. Bank and major investment company failures and weak investor confidence led to significantly reduced available risk capital, a traditional source of funding for companies like Exeter in the junior resource industry. Reacting to this financial crisis, management reviewed budgets in August and September and identified areas to reduce and eliminate spending to focus more on high priority projects and activities. As a result of these cuts, many of the grass roots programs were put on hold and over half of the Company’s South American workforce were laid off during the latter half of the third quarter and into the fourth quarter of 2008. Some South American expatriate geologists and engineers were also retrenched and plans implemented for others to work part time commencing in 2009. Staff numbers and time reductions were also implemented at the head office in Vancouver.

Fourth Quarter 2008

During the fourth quarter, as the ongoing worldwide financial crisis continued to intensify, the Company continued its cost cutting initiatives while maintaining exploration activities at Caspiche and Cerro Moro. Three drill rigs were utilized at Caspiche in anticipation of drilling enough metres to establish an initial National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant resources estimate which was released on March 24, 2009 using data available to the end of 2008. A second mineral resources estimate using all of the additional drilling data to the end of the 2008/2009 season in May, is expected to the available in September 2009. At Cerro Moro, two drill rigs involved in discovery drilling of new vein systems were terminated and a single drill rig continued drilling the high grade Escondida vein until early December. Drilling then ceased on the project so that the drill core could be analyzed and results compiled in preparation for completing a planned initial NI 43-101 resources estimate due in the second quarter 2009.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

Map of Southern South America focusing on Exeter’s projects in both Argentina and Chile:

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

Summary of Projects
Rights Acquired	Properties	Land Area (sq. km)	Paid to December 31, 2008	Future Commitments
100% Owned	Cerro Moro ** -19 tenements	178	*	- 2% NSR to CVSA
100% Owned	Santa Cruz Regional -17 tenements	1,542	Nil	Nil
Option for 100%	CVSA Properties Santa Cruz, Chubut, Rio Negro - 20 tenements	440	US$100,000 * includes acquisition of Cerro Moro	- 2% NSR
Option for 100%	Northern Chile Maricunga Property (Caspiche) -10 tenements	14	Nil	- expenditures totalling US$2.5 million to January 31, 2011 (incurred) including 15,500 metres of drilling (completed January 2009) - 3.0 % NSR
100% Owned	Northern Chile Maricunga Property -10 tenements	19	Nil	Nil
Data	Southern Chile - 12 tenements	33	Nil	Nil
Option for 100%	Don Sixto (La Cabeza) - 7 tenements	82	4,100,000 shares plus US$125,000	- cash payments totalling US$400,000 to Dec. 15, 2016 *** - 3.5% NSR
Option for 100%	Don Sixto Regional - 7 tenements	81	US$25,000	- annual payments of US$25,000 for six years *** - 3 annual payments of US$200,000 for 100%
100% Owned	Don Sixto Regional - 4 tenements	235	Nil	Nil
Option for 100%	MRP Properties Agua Nueva (Don Sixto), Rosarita South, La Ramada - 13 tenements	300	$70,050	- cash payments totalling $370,000 to October 1, 2015 *** - 2% NSR
Option for 100%	Estelar Properties Rosarita, Quispe and El Salado - 5 tenements	68	1,000,000 shares	- 2% NSR

** On March 3, 2009, the Company announced that it had signed a definitive agreement with Fomicruz. The details of this agreement can be found in the “Subsequent Events” section of this MD&A.

*** Exploration activities have been suspended due to the anti-mining legislation and annual payments have been deferred until such time as the legislation is amended.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

The Company has three principal projects – the Caspiche project in the Maricunga region of Northern Chile, the Cerro Moro project in Patagonia, Argentina, and the Don Sixto project in Mendoza Province, Argentina. A brief summary of the Company’s principal projects and other projects in Argentina and Chile appear below.

CHILE

Caspiche Project

Northern Chile - Maricunga

In 2005, the Company entered into an agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) with respect to seven properties in the Maricunga region of Chile. The terms of the agreement provided for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American which has occurred. Exeter has satisfied its obligations under the agreement to date and spent more than its required minimum expenditures of US$2.55 million, including completing more than 15,500 metres of required drilling which will allow it to exercise its option to acquire a 100% interest in the properties at any time before the end of the agreement term. Anglo American will retain a 3% net smelter returns royalty (“NSR”) from production from the property and Anglo American has the right to buy the property back if it is not put into production within 10 years from the date that the Company exercises its option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a Chilean company.

All hard copy data received from Anglo American was digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data acquired for Caspiche has been reprocessed to delineate targets for epithermal gold mineralization. Exploration, including geochemical sampling and prospecting was conducted through the field season in early 2006. This work resulted in early reversion of five of the seven properties to Anglo American and allowed Exeter to focus on the two most favourable properties, jointly referred to as the Caspiche project. Previously, exploration by Newcrest Mining led to the discovery and subsequent drilling of the upper levels of a copper-gold porphyry system at Caspiche.

The Caspiche project is located in a prolific region of gold porphyry deposits, 15 kilometres (“km”) (10 miles) southeast of Kinross Gold’s Maricunga open pit mine (formerly known as the Refugio mine) and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

On March 24, 2009, the Company released its initial NI 43-101 compliant resources estimate for the Caspiche project. The table below reflects the initial resources estimate at Caspiche using drill hole data to the end of 2008.

Caspiche interim mineral resource estimate 2008/09 season

Material	Category	Volume	Density	Tonnes	Gold	Gold	Copper	Copper
		(Mm3)	(g/cm3)	(Mt)	(g/t)	(Moz)	(%)	(Mlb)
Oxide	Inferred	30.8	2.4	74	0.55	1.30
Sulphide	Inferred	152.1	2.47	375.9	0.61	7.43	0.25	2,090.60
TOTAL GOLD	Inferred	182.9	2.46	449.9	0.60	8.73

The Company has received an independent technical report, with an effective date of March 27, 2009, compliant with NI 43-101, for the Caspiche project prepared by Todd Wakefield, M.AusIMM and Rodrigo Alves Marinho, CPG-AIPG, both independent and QPs under NI 43-101. The report will be available for viewing on SEDAR at www.sedar.com.

Magallanes

In 2006, Exeter entered into an agreement with Rio Tinto Mining & Exploration Limited (“Rio Tinto”) covering 48 exploration targets in Magallanes, Chile. Rio Tinto has the right to acquire a 60% interest in any of these targets once Exeter has drilled 5,000 metres on any target by notifying the Company of its intention to acquire an interest. Should Rio Tinto not exercise its option, it will be entitled to a 1% royalty from production on that property.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

ARGENTINA

Cerro Moro and CVSA Properties – Patagonia

Acquisition terms

In January 2004, the Company announced that it had secured an option from Cerro Vanguardia Sociedad Anomina (“CVSA”) to acquire all of CVSA’s exploration projects (the “CVSA Properties”) which are divided into four project areas (“Projects”), except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz. The four Projects comprise Cerro Moro, other Santa Cruz properties, Chubut properties, and the Rio Negro properties.

Under the option agreement, Exeter paid CVSA US$100,000 for the right to earn a 100% interest in the CVSA Properties. In order to earn its interest in the CVSA Properties, Exeter must spend US$3.0 million within five years, including completing 8,000 metres of drilling. CVSA also has a back in right to a 60% interest in a Project following the completion of 10,000 metres of drilling on that Project, by paying Exeter 2.5 times its expenditures on that project and by paying for all the project costs to the completion of a bankable feasibility study. CVSA can increase its interest in a project to 70%, by financing Exeter’s share of mine development costs, at industry standard terms. Should CVSA elect not to back into a project, its interest will revert to a 2% NSR in that project.

At the end of 2006, Exeter had met the obligation to incur total aggregate expenditures of US$3.0 million and had completed 12,000 metres of drilling, and in early 2007 notified CVSA that it was exercising the option to acquire the CVSA Properties subject to their back-in right. On August 2, 2007, Exeter notified CVSA that it had completed 10,000 metres of drilling at Cerro Moro and provided them with a report containing exploration results in early September. In October 2007, CVSA advised the Company that it had elected not to exercise the back-in right and its interest reverted to a 2% NSR on the Cerro Moro project.

On March 3, 2009, the Company announced that it had entered into a definitive agreement with Fomicruz (the “Fomicruz Agreement”). The Fomicruz Agreement sets out the key terms for the future development of Exeter’s 100 percent owned Cerro Moro project in Santa Cruz, and provides access to Fomicruz’s significant landholding adjacent to Cerro Moro. The details of the Fomicruz Agreement are as follows:

(i)	Fomicruz will acquire a 5 percent interest in the Company’s 178 square kilometre Cerro Moro project;
(ii)

The Company will have the right to earn up to an 80 percent interest in 763 square kilometres of Fomicruz’s exploration properties adjoining the Cerro Moro project by incurring US$10 million in exploration expenditures over a number of years;

(iii)

The Company will finance all exploration and development costs of the Cerro Moro project, and on the Fomicruz properties, and Fomicruz will repay an agreed amount of those costs from 50 percent of its share of net revenue from future operations; and

(iv)	The Company will manage the exploration and potential future development on the properties.

Property Description

The CVSA Properties are grouped into the four main project areas listed below, of which Cerro Moro was the most advanced at the time of acquisition:

Cerro Moro*	15 tenements	178 sq km
Other Santa Cruz properties	8 tenements	341 sq km
Chubut properties**	11 tenements	241 sq km
Rio Negro properties***	4 tenements	140 sq km

* Now 100% owned by the Company subject to a 2% NSR.

** reduced to 10 tenements and 173 sq km subsequent to December 31, 2008

*** all of these tenements were relinquished subsequent to December 31, 2008

A number of the properties considered to be low priority targets were returned to CVSA in 2005 and in 2006. Additional properties have been acquired around projects considered to have good potential for discoveries. Following the acquisition of Cerro Moro by the Company in October 2007, a total of 23 tenements covering 722 square kilometres in three provinces remain subject to the agreement. Prospecting and geochemical surveys have been conducted on many of the Santa Cruz, Chubut and Rio Negro properties. Given the favourable mining regime in Santa Cruz, the Company intends to focus its

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

attention on Cerro Moro and when market conditions improve, conduct further work on the Cerro Puntudo and Verde projects, all situated in Santa Cruz Province. Other properties in Santa Cruz Province covered by the agreement include the Calandria and Azul properties.

On February 11, 2009, the Company filed a technical report compliant with NI 43-101 for the Cerro Moro project prepared by Matt Williams, Exeter’s Exploration Manager, and Jerry Perkins, Exeter’s Vice President Development and Operations, both QPs under NI 43-101. The report can be viewed on SEDAR at www.sedar.com.

Cerro Puntudo Project – Santa Cruz Province

The 200 square kilometre Cerro Puntudo project is approximately 100 kilometres west of the Cerro Vanguardia mine in Santa Cruz Province. The known mineralization is considered to be epithermal in character, hosted within Jurassic age, felsic volcanic rocks.

Verde Silver Project – Santa Cruz Province

Silver mineralization on the Verde property, in western Santa Cruz Province, relates to at least 7 geological structures.

Calandria Project - Santa Cruz Province

The Calandria Project is thought to have potential for high-level low sulphidation style epithermal gold deposits. Geologic mapping and a ground magnetic survey have been conducted with some 600 line kilometres completed.

Don Sixto (La Cabeza) – Mendoza

Exeter ceased exploration at Don Sixto following the Mendoza Provincial Government’s anti-mining legislation enacted in June 2007. The legislation banning the use of certain chemicals traditionally used in the mining process effectively precludes the development of mining projects in Mendoza Province. The Company deferred all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3.2 million. The Company continues to work with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and to the Province. In the interim the Company has continued to update certain engineering and environmental studies at Don Sixto.

Acquisition terms

In 2005, the Company completed the acquisition of Cognito Limited (“Cognito”), a company that has the option to acquire a 100% interest in the Don Sixto gold project. The Company issued a total of 4,100,000 common shares and paid $25,000 to Rowen Company Limited (“Rowen”) and its principals as consideration for the option to acquire Cognito and in settlement of the purchase consideration. Bryce Roxburgh, the President and CEO and a director of the Company, is a principal of Rowen.

To earn its interest in the Don Sixto property (subject to a 3.5% NSR in favour of the owners of the property), Cognito must pay to the owners of the property a total of US$525,000, in staged payments, by December 2014. On behalf of Cognito, the Company has made all required payments totalling US$175,000 to December 2007, following which payments were suspended, pursuant to an agreement with the property owners entered into in 2008, until the anti-mining legislation is amended such that mining can be conducted in Mendoza Province. Cognito may terminate the staged payments upon making a development decision in respect of the project; provided that production commences within two years of a development decision. Cognito has the option to purchase the NSR outright for US$1,000,000.

Early in 2007, the Company expanded its holding around Don Sixto by signing an option agreement over an additional 81 square kilometres (20,160 acres) of exploration rights, situated to the immediate north of Don Sixto. The option was acquired to secure areas considered favourable for the discovery of epithermal gold-silver systems. The terms for the option provide for annual payments of US$25,000 over six years followed by a purchase price comprising three annual payments of US$200,000. There are no expenditure requirements.

Property Description

Don Sixto is located 370 km south of the city of Mendoza, in Mendoza Province, and consists of seven gold concessions, covering approximately 82 square kilometres. Approximately 616 square kilometres of additional concessions, comprising

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

the Agua Nueva property and other properties in the area, are held under option pursuant to agreements with Minera Rio de la Plata, described below, the option entered into in early 2007, and the areas acquired by the Company. Geologically, it is readily accessed by gravel roads and lies at an elevation of 1,100 metres above sea level. The area has no grid electricity or water pipeline.

On February 20, 2008, the Company re-filed a NI 43-101 compliant technical report for the Don Sixto Project prepared by Arnold van der Heyden, B.Sc. Geo., independent and a QP under NI 43-101. The report can be viewed on SEDAR at www.sedar.com.

Purchase of Surface Rights

The Company purchased the 8,000 hectare property overlying the proposed Don Sixto development site in late 2005 for US$78,000. The purchase agreement requires that the Company build two new houses for the prior landowners and grants them the right to reacquire the property upon completion of mining activities.

Estelar Properties

Acquisition terms

In July 2003, the Company completed the acquisition of Estelar Resources Limited (“Estelar”), a company that owns the rights to four mineral projects in Argentina. The consideration paid for the acquisition of Estelar was the issuance of 1,000,000 common shares of the Company to Estelar’s shareholders. The Estelar properties carry a 2% NSR, payable to the previous owner.

Property Description

The Estelar projects currently cover approximately 68 square kilometres of exploration rights in central and western Argentina. Individually, the properties are referred to as the Quispe, Rosarita and El Salado gold projects - all of which have the potential for the discovery of epithermal gold deposits and/or porphyry gold-copper systems. There are no exploration commitments on the projects.

Quispe Project – Catamarca Province

The Quispe Project is located in south-western Catamarca province in northwest Argentina and covers 30 square kilometres of exploration rights. The project was identified through ground follow-up of satellite-imagery color anomalies. The target is a porphyry copper-gold deposit and/or high-sulphidation epithermal gold system.

Rosarita Project – San Juan Province

The Rosarita Project, located in San Juan Province, covers 30 square kilometres of exploration rights and has potential for a low-sulphidation epithermal gold system. The project lies immediately south of Intrepid’s Casposo gold-silver development stage deposit, which is the subject of a pre-feasibility study for the development of an open pit / underground gold mine.

El Salado Project – San Juan Province

The El Salado property covers an area of 8 square kilometres over a large, low grade, copper-gold porphyry system. The property is located 200 kilometres north of San Juan City, the capital of San Juan Province.

MRP Properties

Acquisition terms

In November 2003, the Company entered into an option agreement to acquire a 100% interest in three gold properties, Agua Nueva, La Ramada and Rosarita South, from Minera Rio de la Plata (“MRP”), a private, arm’s length Argentine company. Tenements peripheral to the Don Sixto and Rosarita projects were relinquished from the agreement during 2006 resulting in the retention of 13 tenements covering 300 square kilometres.

The option agreement requires payments totalling $440,000 (payments have been suspended by agreement until the anti-mining legislation in Mendoza Province is amended to allow mining to proceed) by October 2015 of which $70,050 has been paid to December 31, 2008 and provides for a 2% NSR, which Exeter can purchase outright for $750,000 payable to MRP from future production. There are no minimum annual exploration expenditure commitments on these properties.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

Agua Nueva (Don Sixto North) – Mendoza Province

The Agua Nueva property covers an area of approximately 299 square kilometres that adjoins the Company’s Don Sixto property to the east, west and north.

La Ramada – La Rioja Province

The property comprises exploration titles over a 1 square kilometre area. The Company’s plans include undertaking mapping and geochemical sampling to define targets for drilling and it will likely acquire additional lands in the area if funding becomes available.

Results from Operations

The Company began 2008 with 41,226,487 common shares outstanding and ended the year with 50,200,423 common shares outstanding. During the year, the Company received net proceeds of $33.9 million and issued 8,832,275 common shares upon the exercise of options and warrants, and pursuant to the equity financing completed in March 2008. Additionally 141,661 bonus shares were issued to the Company’s former Chief Operating Officer as part of his remuneration package. Shares issued and proceeds received are summarized below:

	Options Exercised	Warrants Exercised	Bonus Shares	Share Placement Financing	Share Placement Issue Costs	Total
Shares issued	802,275	250,000	141,661	7,780,000	-	8,973,936
Proceeds	$859,605	$750,000	-	$35,010,000	($2,673,235)	$33,946,370

Subsequent Events

Subsequent to December 31, 2008, the Company issued shares pursuant to the exercise of options and an equity financing completed in February 2009 as follows:

	Options Exercised	Equity Financing including over-allotment	Share Issue Costs	Total
Shares issued	158,000	12,075,000	-	12,233,000
Proceeds	$243,720	$28,980,000	($1,883,700)	$27,340,020

As at March 27, 2009, the Company had 62,433,423 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s consolidated financial statements for the years ended December 31, 2008 and 2007 (the “Consolidated Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles and practices. The following selected financial information is taken from the Consolidated Financial Statements and should be read in conjunction with those statements.

Year ended December 31, 2008

The Company ended its 2008 fiscal year in the midst of one of the worst economic downturns since the great depression in the late 1920s and early 1930s with a treasury of $19.1 million and working capital of $16.9 million. The equity financing completed in February 2009 (see “Subsequent Events” below) added $26.9 million to its cash resources. As a result of the credit crisis, management re-examined its budgets and forecasts and reduced expenditures to better position the Company if there is a shortage of risk capital available in the market throughout 2009. The effect of the reduction in expenditures was a significant reduction in personnel levels and the elimination of certain project initiatives considered low priority. Exploration efforts were also rationalized on the high priority activities at Caspiche and Cerro Moro where exploration results continued to be positive.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

Year ended December 31, 2008 compared to the year ended December 31, 2007

The loss for the year of $28.6 million represents an increase of about $11.7 million when compared to the $16.9 million loss incurred in 2007. The increased loss is primarily due to increased exploration expenditures totalling $22.0 million in 2008, an increase of $10.0 million over 2007. Following the completion of the March 2008 equity financing, the Company was well positioned to aggressively explore and drill both the Caspiche and Cerro Moro projects in preparation for the completion of initial NI 43-101 compliant mineral resources estimates in early 2009. Outlined in the “Use of Proceeds” section of the Short Form Prospectus filed with the Canadian Securities Administrators (“CSA”) on May 6, 2008 and available on www.sedar.com, relating to the equity financing, the Company allocated about $15.0 million to be spent on its Caspiche project and about $11.0 million on its Cerro Moro project. As at December 31, 2008, the Company had spent approximately $6.0 million at Caspiche and $10.0 million at Cerro Moro. Further details regarding the use of proceeds are described under the Liquidity and Capital Resources section of this MD&A.

Stock-based compensation expense in 2008 which totalled $4.6 million, an increase of $0.8 million over the $3.8 million of 2007, was another reason for the increase in expenses. The increased 2008 stock-based compensation expense occurred as a result of the Company granting a number of stock options to employees late in 2007, which vested in 2008, and stock options granted to employees in 2008. In addition, the increased stock compensation expense reflects the higher fair value of options due to increased share prices in 2007 and early 2008.

Administrative salaries and consulting increased by $0.4 million in 2008 when compared to that of 2007, as a result of additional employees hired in late 2007 and early 2008.

Net cash received from the issuance of shares in 2008 of $33.9 million was $25.9 million more than the proceeds received in 2007. This difference is primarily the result of the Company receiving net proceeds of $32.3 million from the equity financing in March 2008. No equity financings were completed in 2007; however $8.0 million was received in 2007 from the issuance of shares upon the exercise of options and warrants, about $6.4 million more than the $1.6 million received in 2008 for the same activities.

The issuance of shares upon the exercise of options and warrants throughout 2008 resulted in contributed surplus in the amount of $0.3 million being allocated to share capital or $0.6 million less than the amount recorded in 2007, which is a reflection of the reduced number of options and warrants exercised in 2008.

Fourth Quarter 2008 Compared to Fourth Quarter 2007

At December 31, 2008 the Company had $19.1 million in cash and cash equivalents, which was $10.4 million more than $8.7 million at December 31, 2007. This additional cash resulted from the March 2008 equity financing in which the Company raised gross proceeds of $35.0 million. Although the Company significantly cut back many programs and a large portion of its staff, as a result of the ongoing credit crisis, it still progressed Caspiche and Cerro Moro more aggressively than in past years. This increased activity translated into mineral property exploration expenses of $5.6 million in the fourth quarter of 2008, up $2.3 million from the $3.3 million incurred in 2007.

Administration expenditures, calculated by removing interest, stock-based compensation expense, exploration costs, and the effect of the conversion of foreign currencies from the net loss, was $0.8 million which is $0.2 million less than the $1.0 million incurred in 2007. The decreased expenditures reflect management’s cost reduction efforts implemented in the fourth quarter which it expects will reflect further savings in 2009.

The following selected financial information is taken from the Company’s consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.

	($000’s, except share data)
Year ended December 31,	2008	2007	2006
Interest income	$706	$392	$227
Mineral property exploration costs [1]	$21,213	$10,711	$10,874
Stock-based compensation [2]	$4,598	$3,778	$2,385
Net loss and comprehensive loss for the year	$28,643	$16,869	$15,876
Basic and diluted loss per common share	$(0.62)	$(0.43)	$(0.52)

1) excludes stock-based compensation cost allocated of $755,124 (2007: $1,258,446; 2006: $506,444).

2) stock-based compensation costs have been allocated to administrative salaries and consulting, management compensation, directors’ fees, mineral property exploration costs and shareholder communications.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

	($000’s, except share data)
As at December 31,	2008	2007	2006
Working capital	$16,949	$7,057	$12,373
Total assets	$23,497	$12,737	$18,088
Total liabilities	$2,824	$2,115	$2,261
Share capital	$89,356	$55,249	$46,230
Deficit	$(80,504)	$(51,861)	$(34,993)

The following selected financial information is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements:

Comparison to Prior Quarterly Periods

	($000’s, except for share data)
	2008				2007
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Interest	157	211	259	79	106	115	85	86
Net loss and comprehensive loss, excluding stock-based compensation	6,124	6,258	5,999	5,664	3,867	2,677	3,335	3,212
Administration expenditures*	582	618	653	829	992	475	623	661
Mineral property exploration costs, excluding stock-based compensation	5,500	5,644	5,188	4,935	3,126	2,157	2,798	2,630
Stock-based compensation	806	463	3,099	230	437	156	3,172	12
Basic and diluted loss per common share	$0.15	$0.14	$0.19	$0.14	$0.10	$0.07	$0.17	$0.09

*Administration expenditures are calculated by removing interest, stock-based compensation, exploration costs, and the effect of the conversion of foreign currencies from the net loss.

Interest income was slightly reduced in the fourth quarter as compared to the previous two quarters as cash obtained through the equity capital financing completed in March 2008 continued to be used to fund its drilling and exploration programs at Caspiche and Cerro Moro and for administrative expenditures.

Net loss and comprehensive loss per quarter, excluding stock-based compensation, was much higher, quarter by quarter, in 2008 than in 2007 due to the Company’s increased exploration efforts on its key projects, Caspiche and Cerro Moro, during the past fiscal year. The increased net loss and comprehensive loss mirrors the increase in mineral property exploration expenditures in the past year.

Stock-based compensation has fluctuated quarter by quarter for a number of reasons. Stock based compensation expense of approximately $3.1 million in the second quarter of 2008 resulted from the vesting of options granted late in 2007 and early 2008 following approval at the Company’s 2008 Annual General Meeting in May 2008. Compensation expense later in the year was affected by increased volatility and lower share prices. During highly volatile times, for example the current ongoing credit crisis, share prices fluctuate frequently and dramatically, which increases volatility, a component of the Black-Scholes pricing model. Options that were granted in the fourth quarter of 2008 were granted when share prices were much lower and thus at a lower strike price than in previous 2008 stock option grants, however the increased volatility resulted in a higher compensation expense than for similarly priced options in past years.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at December 31, 2008 totalled $19.1 million compared to $8.7 million at December 31, 2007 an increase of about $10.4 million which is the result of the Company completing a $35.0 million equity financing in March 2008. (see below for more details on this equity financing). The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets. While the Company has successfully raised funds through past capital financings, the global credit crisis has resulted in a shortage of risk capital available to the junior resource industry. As a result of the ongoing credit crisis management reviewed all budgets and eliminated costs associated to non-priority projects and grass-

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

roots stage initiatives. As a result of the cost saving initiatives implemented by the Company, staff and administration requirements were reduced resulting in significant staff reductions. The large retrenchment of staff in the fourth quarter is expected to reduce operational costs, especially in South America significantly in the following quarters.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained. The future availability of funding will affect the planned activity levels at the Caspiche and Cerro Moro projects and expenditures will be adjusted to match available funding. Subsequent to December 31, 2008, the Company completed an equity financing raising, net of costs, of $27.0 million. Please see “Subsequent Events” below for details of the equity financing completed in February 2009.

In March 2008, the Company completed an equity financing of 7.78 million special warrants at a price of $4.50 per special warrant for gross proceeds of $35.0 million. The special warrants were deemed exercised for no additional consideration into 7.78 million common shares in May 2008. The Company paid a commission of 6.5% or $2.3 million and incurred issue costs of about $0.4 million for net proceeds of $32.4 million before accounting for the fair value of warrants issued to brokers (the “Agent’s Warrants”). The Agent’s Warrants consist of warrants to purchase 505,700 common shares for a period of 12 months expiring on March 26, 2009 (expired unexercised), at an exercise price of $4.50 per share. The fair value of the Agent’s Warrants, calculated using the Black-Scholes Model, of $681,030 has been allocated to contributed surplus and added to share issue costs.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources. The Company has not issued any dividends and management does not expect this will change in the near future.

Currently held funds will continue to be used for planned exploration programs and for general corporate purposes. Outlined in the “Use of Proceeds” section of the Short Form Prospectus filed on May 6, 2008, relating to the March equity financing, approximately $15.0 million was allocated to be spent on the Caspiche project and about $11.0 million on the Cerro Moro project. As of December 31, 2008, the Company had spent approximately $6.0 million at Caspiche and about $10.0 million at Cerro Moro.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Argentina and Chile as required to meet current expenditures.

The Company operates in a number of countries, including Canada, Argentina and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. However, the Company does not typically hold large cash balances in Argentina and Chile and tries to reduce the effects of foreign exchange risk by sending amounts to its foreign operations only when it is required to discharge current liabilities.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, US Dollars, Argentine Pesos and Chilean Pesos) and are therefore subject to fluctuation against the Canadian Dollar.

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to significant interest rate risk because of their short-term maturity.

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by carefully monitoring all expenditures, by periodically raising equity funding and by closely controlling available cash and cash equivalent balances.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

Contractual Obligations

The Company leases offices in Vancouver, Argentina and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.

Commitments, mainly for rental of office and operating facilities, and access agreements are as follows:

	Payments Due by Year
	Total	2009	2010 – 2011
Office leases	$ 319,157	$ 188,891	$ 130,266
Property access agreements	99,564	99,564	-
Total	$ 418,721	$ 288,455	$ 130,266

In addition, the Company has agreed to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75,000.

Related Party Transactions

Amounts due to related parties of $278,301 at December 31, 2008 (2007: $341,158) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.

A total of $1,845,429 (2007: $1,271,274) was paid to or accrued for related party transactions as described below.

a)

Exploration and consulting fees totalling $360,000 (2007: $360,000) were paid or accrued to Rowen Company Ltd (“Rowen”). The Company’s President and CEO, Mr. Roxburgh, is a principal of Rowen. The Company has entered into a 2 year agreement with Rowen for the provision of Mr. Roxburgh’s services.

b)

Exploration and development fees of $253,227 (2007: $238,663) were paid or accrued to J. Perkins and Associates Pty Ltd., a corporation controlled by Mr. Perkins, the Company’s Vice-President, Exploration and Development.

c)

Management fees of $165,000 (2007: $165,000) were paid or accrued to Canaust Resource Consultants Ltd (“Canaust”) a corporation controlled by Mr. Simpson, the Chairman of the Company. The Company has entered into a 2 year agreement with Canaust for the provision of Mr. Simpson’s services.

d)

Management fees of $256,250 (2007: $167,250) were paid or accrued to 667060 BC Ltd (“667060”), a corporation controlled by Mr. Bond, the Chief Financial Officer of the Company. The Company has entered into a 2 year agreement with 667060 for the provision of Mr. Bond’s services.

e)

Management and consulting fees, including the fair value of bonus shares granted, of $622,902 (2007: $239,661) were paid or accrued to Mr. Cholakos or to Formost Enterprises Ltd (“Formost”) a company controlled by Mr. Cholakos, the former Chief Operating Officer of the Company.

f)

Management and consulting fees of $187,000 (2007: $nil) were paid or accrued to HBA Management Consultants Ltd. (“HBA”) a company controlled by Mr. McPhie, the Company’s Executive Vice-President, Corporate Development and Environment. The Company has entered into a 2 year agreement with HBA for the provision of Mr. McPhie’s services.

All of the above transactions were in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

Subsequent Events

a)

Subsequent to December 31, 2008, the Company completed a bought deal equity financing in which it sold 12,075,000 shares (including an overallotment option of 15%) at a price of $2.40 per share to raise gross proceeds of $29.0 million. The offering closed on February 26, 2009. As consideration to the underwriters, the Company

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

paid the underwriters a cash fee in an amount equal to six and one half percent (6.5%) of the gross proceeds received by the Company from the offering. The Company also issued to the underwriters 784,875 non-transferable warrants (the “Underwriters’ Warrants”) constituting six and one-half percent (6.5%) of the aggregate number of shares sold pursuant to the offering. Each Underwriters Warrant will be exercisable for a period of twelve (12) months at the offering price of $2.40.

The Company intends to use the net proceeds of the offering for exploration and development of the Company’s properties in Argentina and Chile, with specific focus on Caspiche and Cerro Moro, and for general corporate purposes.

b)

On March 2, 2009 the Company signed a definitive agreement with Fomicruz, a mining company owned by the government of Santa Cruz Province, Argentina. The agreement allows for Exeter to acquire an 80% interest in 760 sq km of licenses owned by Fomicruz, which are adjacent to the Company’s Cerro Moro project by spending US$10 million over a number of years. It further allows for Fomicruz to acquire a five percent participating interest in the Cerro Moro project following the granting of mining permits. The Company will manage the potential future development of both the Cerro Moro project and the Fomicruz licenses and will fund all exploration and development costs. Fomicruz will repay a portion of those costs from 50% of its share of net revenue from future operations.

Outlook

In 2009, the Company plans to continue its exploration and drilling programs at Cerro Moro in Santa Cruz, Argentina and Caspiche in the Maricunga region, Chile. However with the economic downturn, resulting from the on-going credit crisis, the Company continues to monitor its spending and will amend its plans and budgets based on exploration results and expectations of being able to raise financing as and when required. After the equity financing completed in February 2009, the Company is well positioned to continue to advance both Caspiche and Cerro Moro. The Company plans to release an initial NI 43-101 compliant resources estimate on Cerro Moro in the second quarter of 2009, and a second mineral resources estimate for Caspiche in the third quarter of 2009.

The Company is continuing its constitutional challenge in Mendoza province to have the anti-mining legislation amended. In addition, the Company continues working with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and the Province.

Exploration campaigns have been postponed for some of the Company’s non-primary properties, which are either at the grass-roots level or are still considered to be under-explored, while it focuses on advancing Caspiche and Cerro Moro. Future exploration on these properties is, however, contingent on a more favourable long term economic outlook and the addition of qualified geologists and personnel.

Proposed Transactions

The Company continues to evaluate new property acquisitions. Should it enter into agreements on new properties it may be required to make cash payments and complete work expenditure commitments under those agreements.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in the Consolidated Financial Statements; however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)

mineral property costs – the Company regularly reviews the carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgement where the Company does not have any proven or probable reserves that would enable an estimate of future cash flows to be compared to the carrying values. Factors considered in the assessment of impairment include, but are not limited to, whether there has been a significant decrease in market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has funds to be able to maintain its interest in the mineral property; and

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

(ii)

stock-based compensation – the Company provides compensation benefits to its employees, directors, officers and consultants through a stock-based compensation plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the stock. The Company utilizes historical data to estimate the expected option term for input into the valuation model. The risk-free rate for the expected term is the applicable of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Actual results may differ materially from those estimates based on these assumptions.

Changes in Accounting Policies and New Accounting Developments

(i)     Capital Disclosures, Section 1535

Effective January 1, 2008, the Company adopted Section 1535 “Capital Disclosures” which requires the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance. Disclosures required by this standard are included in Note 5 of the Company’s 2008 Consolidated Financial Statements.

(ii)   Financial Instruments Disclosures, Section 3862 / Financial Instruments Presentation, Section 3863

Effective January 1, 2008, the Company adopted Section 3862 “Financial Instruments – Disclosures”. This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Disclosures required by this standard are included in Note 6 of the Company’s 2008 Consolidated Financial Statements.

(iii)  Going Concern - Amendments to Section 1400

Effective January 1, 2008 the Company adopted the amendments to CICA 1400, General Standards of Financial Statements Presentation, to include the requirements to assess and disclose an entity’s ability to continue as a going concern.

At December 31, 2008, the Company had working capital of approximately $16.9 million, which together with the cash received from the equity capital raising completed in February 2009, is sufficient to fund its exploration programs, operating costs and working capital for the next twelve months based on current levels of activity. Should those activity levels be increased or other projects be acquired or explored, additional funding may be required. While the Company has been successful in raising its required funding from outside sources in the past, it cannot be certain that any such funding would be available in the future, or that funds would be available on terms acceptable to management. Management has assessed the Company’s net asset value, forecasted cash flow requirements and future commitments and is confident that the Company will continue as a going concern.

Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Other Intangible Assets”. The new Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new Section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of this new accounting standard on the Company’s Consolidated Financial Statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. IFRS is applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.

Management has put together a plan to initiate the early stages of the IFRS transition process in 2009. The first stage is for management and the accounting department to be introduced to IFRS. Thus far, activities in the introduction stage have included participation in IFRS workshops run by various experts including large accounting and auditing firms. The Company has also purchased an IFRS handbook and transition textbooks. This early initiative also includes identifying potential third party IFRS consultants to aid in the process. Currently, a number of IFRS transition companies and service providers are offering programs to aid companies, similar to Exeter, in the transition to IFRS, and management is in the process of reviewing a number of potential providers and their associated costs. These consultants have programs that are all encompassing and would provide management with project management advice on such key topics as general IFRS accounting policy differences, information technology requirements, disclosure and internal control differences.

Disclosure Controls

At the end of the fiscal year ended December 31, 2008, the Company carried out an evaluation, under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of December 31, 2008, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in its reports filed under the Exchange Act is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying Consolidated Financial Statements, MD&A and all financial information in the Financial Statements are the responsibility of management and have been approved by the Board of Directors. The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by this nature are not precise since they include amounts based upon estimates and judgments. When alternative treatments exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Financial Statements is consistent with that in the Consolidated Financial Statements.

Management, under the supervision of and with the participation of the CEO and the CFO, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. The CEO and CFO will certify the annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Exchange Act. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the Consolidated Financial Statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management. The Audit Committee is appointed by the Board of Directors and reviews the Consolidated Financial Statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the Consolidated Financial Statements for issuance to the shareholders and also Management’s Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal Control over Financial Reporting

The Company maintains a system of internal controls over financial reporting designed under the supervision of the Company’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. However, the Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

only reasonable, not absolute, assurances that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurances that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board of Directors’ review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors.

In 2007, the Company retained an independent third party specialist to assist in the documentation of its internal control procedures. During the year ended December 31, 2008 management continued to refine its documentation and improve its internal controls systems, including the testing of those systems. Management concluded that certain changes in internal control over financial reporting have materially affected, or are reasonably likely to have materially affected, the Company’s internal control over financial reporting during the year ended December 31, 2008. To improve its internal control over financial reporting, the Company has (i) taken steps to improve segregation of duties and the authorization process through the addition of accounting personnel; (ii) reviewed and refined internal control processes; (iii) reviewed and improved general controls over information technology; and (iv) enhanced financial control over period close processes.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a – 15(c), to evaluate the Company’s internal control over financial reporting described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control systems are met.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2008 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent public accounting firm, who have expressed their opinion in their audit attestation report included with the Consolidated Financial Statements.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

Risks

The Company relies on equity financings to fund its activities. While it has been successful in raising funds in the past, the global credit crisis has resulted in a shortage of risk capital in the junior resource industry and may result in the Company not being able to raise adequate funds in the future. The Company had cash and cash equivalents of $19.1 million and working capital of $16.9 million at December 31, 2008. In addition, the Company completed an equity financing of $29.0 million in February 2009 (see “Subsequent Events”) and consequently management believes that the Company has sufficient capital resources to fund its currently planned levels of activity for the next 12 months. As more fully described below, at the onset of the financial crisis at the end of the second quarter of 2008, management reviewed all budgets to identify areas where the Company could eliminate costs associated with lower priority projects and grass-roots stage initiatives and reduce expenditures. Should the current credit crisis persist the Company may have to further reduce its activities if funding is not available when required.

The Company’s corporate head office is in Vancouver, Canada and the Company maintains the majority of its funds in Canadian dollars. The ongoing credit crisis has resulted in significant fluctuation in the value of the Canadian dollar against other currencies and because the Company operates in foreign countries it is exposed to significant currency risk. In addition, its operations may be affected by rapid price fluctuation in the countries it operates in due to the effect of current global economic conditions in those countries.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations and exploration activities of the Company in Argentina and Chile require permits from various governmental authorities and such operations and exploration activities are and will be governed by Federal, Provincial and local laws and regulations governing various elements of the mining industry including, without limitation, land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. The Company’s projects are all in the exploration stage. Even at its most advanced exploration projects including Caspiche, Cerro Moro and Don Sixto, it has caused little environmental impact to date due to the early stage of its activity. The Company conducts certain environmental restoration efforts including drill rig platform cleanup and the sealing of drill holes among other cleanup activities to rehabilitate areas affected by its operations and it is the Company’s intention to ensure that the environmental impact on areas where it operates is mitigated by restoration and rehabilitation of affected areas.

During the second quarter of 2007, Exeter ceased all exploration activities at the Don Sixto project following the anti-mining legislation passed by the Mendoza Provincial Government. The legislation, introduced in June 2007, effectively precludes the development of some mining projects in Mendoza Province, as certain chemicals including the use of cyanide traditionally used in the mining process were banned. The Company has filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional as this ban on the use of chemicals, which are used by many other companies in Mendoza in various industries discriminatorily applies only to mining and mineral extraction. However, should the Company not be successful in its constitutional challenge and the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3.2 million.

The exploration and development of mineral deposits involves significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be fully mitigated. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit. Other potential impacts could include the location of the mineral deposit and if it is found in remote or harsh climates. These unique environments could limit or reduce production possibilities or if conditions are right for potential natural disasters, including but not limited to volcanoes, earthquakes, tornados and other severe weather, could negatively impact facilities, equipment and the safety of its workers dramatically.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals and its properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

Risk factors are more fully described in the Company’s Annual Information Form for the year ended December 31, 2008 (which is attached as an exhibit to the Annual Report on Form 40-F for the year ended December 31, 2008), and subsequent filings with the CSA and the SEC. You can review and obtain copies of our filings from SEDAR at www.sedar.com or from the SEC’s website at http://www.sec.gov/edgar.shtml

NYSE AMEX Corporate Governance

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE-Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain listing criteria, and to grant exemptions from listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to standards is as follows:

Shareholder Meeting Quorum Requirement: The minimum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles. A quorum for a meeting of shareholders of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting

Proxy Delivery Requirement: requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth is Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval for Issuance of Shares: Section 713 of the Company Guide requires shareholder approval as a prerequisite to approval of applications to list additional shares when the additional shares will be issued in connection with a transaction involving the sale or issuance by a company of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock. However, the issuance of common stock in an amount in excess of 20% of the presently outstanding stock for less than book or market value, without shareholder approval, is not prohibited under the rules of the TSX Venture Exchange (“TSX-V”) and does not constitute a default under the TSX-V rules or any applicable laws in Canada. For past transactions, the Company has followed the rules of the TSX-V and applicable laws in Canada and in future transactions, the Company may seek similar exemptions from the requirements of section 713 of the NYSE-Amex Company Guide.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from corporate governance requirements on specific transactions under Section 110 of the Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transaction available on the Company’s website at www.exeterresource.com.

Additional Information

Additional information regarding Exeter, including Exeter’s Annual Information Form for the year ended December 31, 2008, is available on SEDAR at www.sedar.com.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

Independent Auditors’ Report

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 604 806 7000

Facsimile +1 604 806 7806

To the Shareholders of Exeter Resource Corporation (the “Company”)

We have completed integrated audits of Exeter Resource Corporation’s 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Exeter Resource Corporation as at December 31, 2008 and December 31, 2007, and the related consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity for each of the years in the two year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting included in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 19, 2009

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

Exeter Resource Corporation
Consolidated Balance Sheets (Expressed in Canadian Dollars)

December 31,	2008	2007

Assets

Current
Cash and cash equivalents (Note 7)	$19,112,811	$8,722,779
Amounts receivable and prepaid expenses	660,277	448,958
	19,773,088	9,171,737

Property and equipment (Note 8)	369,713	210,962
Mineral properties (Note 9)	3,354,379	3,354,379
	$23,497,180	$12,737,078

Liabilities
Current
Accounts payable and accrued liabilities	$2,545,354	$1,773,532
Due to related parties (Note 14)	278,301	341,158
	2,823,655	2,114,690

Shareholders’ Equity
Share capital (Note 10)	89,355,885	55,249,342
Contributed surplus (Note 13)	11,821,684	7,234,219
Deficit	(80,504,044)	(51,861,173)
	20,673,525	10,622,388
	$23,497,180	$12,737,078

Nature of Business and Continuing Operations (Note 1)

Subsequent Events (Note 19)

Approved by the Directors:

“Yale Simpson”	Director
“Bryce Roxburgh”	Director

See accompanying notes to the consolidated financial statements.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

Exeter Resource Corporation
Consolidated Statements of Loss and Comprehensive Loss (Expressed in Canadian Dollars)

For the years ended December 31,	2008	2007

Income
Interest income	$706,330	$391,506

Expenses
Accounting and audit	224,950	269,309
Administration salaries and consulting (Note 11)	1,671,447	1,279,968
Amortization	84,617	41,336
Bank charges	30,121	21,209
Directors’ fees (Note 11)	1,828,510	990,957
Foreign exchange loss	100,700	20,810
Legal fees	106,795	105,224
Management fees (Note 11)	1,652,559	948,370
Mineral property exploration expenditures (Note 9 and 11)	21,967,681	11,969,446
Office and miscellaneous	197,147	91,827
Rent	95,972	83,154
Shareholder communications (Note 11)	457,952	664,841
Stock exchange listing and filing fees	197,114	109,430
Telecommunications	51,368	31,864
Transfer agent	47,895	15,581
Travel and promotion	634,373	616,824
	29,349,201	17,260,150

Net loss and comprehensive loss for the year	$(28,642,871)	$(16,868,644)
Basic and diluted loss per share	$(0.62)	$(0.43)
Weighted average number of common shares outstanding	46,420,487	39,322,850

See accompanying notes to the consolidated financial statements.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

Exeter Resource Corporation
Consolidated Statements of Cash Flows (Expressed in Canadian Dollars)

For the years ended December 31,	2008	2007

Operating activities
Loss for the year	$(28,642,871)	$(16,868,644)
Non cash items:
Amortization	132,492	73,707
Total stock based compensation (Note 11)	4,597,978	3,777,702
	(23,912,401)	(13,017,235)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(211,319)	(325,302)
Accounts payable and accrued liabilities	771,822	(111,237)
Due to related parties	86,803	(185,119)
	(23,265,095)	(13,638,893)

Financing activities
Issue of share capital for cash (Note 10)	36,619,605	8,036,284
Share issue costs (Note 10)	(2,673,235)	-
	33,946,370	8,036,284

Investing activities
Acquisition of property and equipment	(291,243)	(81,311)
Acquisition of mineral properties	-	(104,363)
	(291,243)	(185,674)
Net increase (decrease) in cash and cash equivalents	10,390,032	(5,788,283)
Cash and cash equivalents, beginning of year	8,722,779	14,511,062
Cash and cash equivalents, end of year	$19,112,811	$8,722,779
Cash and cash equivalents (Note 7) Supplemental cash flow information (Note 15)

See accompanying notes to the consolidated financial statements.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

Exeter Resource Corporation
Consolidated Statements of Shareholders’ Equity (Expressed in Canadian Dollars)
For the years ended December 31, 2008 and 2007

		Issued Share Capital
		Number of Shares	Amount	Contributed Surplus	Deficit	Total Shareholders’ Equity
Balance at December 31, 2006		37,836,013	$ 46,230,295	$ 4,588,941	$ (34,992,529)	$ 15,826,707
Additions during the year:
-	Exercise of warrants	2,051,999	6,029,997	-	-	6,029,997
-	Exercise of stock options	1,338,475	2,006,287	-	-	2,006,287
-	Contributed surplus allocated on exercise of stock options	-	951,489	(951,489)	-	-
-	Warrants	-	31,274	(31,274)	-	-
-	Stock based compensation	-	-	3,777,702	-	3,777,702
-	Bonus shares	-	-	(149,661)	-	(149,661)
-	Net loss for the year	-	-	-	(16,868,644)	(16,868,644)
Balance at December 31, 2007		41,226,487	55,249,342	7,234,219	(51,861,173)	10,622,388
Additions during the year:
-	Exercise of warrants	250,000	750,000	-	-	750,000
-	Exercise of stock options	802,275	859,605	-	-	859,605
-	Equity financing net of share issue costs	7,780,000	32,336,765	-	-	32,336,765
-	Agent’s warrants	-	(681,031)	681,031	-	-
-	Contributed surplus allocated on exercise of stock options	-	338,641	(338,641)	-	-
-	Stock based compensation	-	-	4,597,978	-	4,597,978
-	Bonus shares	141,661	502,563	(352,903)	-	149,660
-	Net loss for the year	-	-	-	(28,642,871)	(28,642,871)
Balance at December 31, 2008		50,200,423	$ 89,355,885	$ 11,821,684	$ (80,504,044)	$ 20,673,525

See accompanying notes to the consolidated financial statements.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

Exeter Resource Corporation
Notes to the Consolidated Financial Statements December 31, 2008

1.	Nature of Business and Continuing Operations

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and, together with its subsidiaries, is engaged in the acquisition and exploration of mineral properties located in Argentina and Chile.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

2.	Basis of Presentation

These consolidated financial statements include the accounts of the following subsidiaries:

	Incorporation	Percentage of Ownership
Estelar Resources Limited (“Estelar”)	British Virgin Islands	100%
Cognito Limited (“Cognito”)	British Virgin Islands	100%
Sociedad Contractual Minera Eton Chile (“Eton”)	Chile	100%

3.	Significant Accounting Policies

a)	Basis of Presentation

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business within the foreseeable future. While the Company has been successful in raising the required funding from outside sources in the past, it cannot be certain that any such funding would be available in the future, or that funds would be available on terms acceptable to management.

b)	Mineral property acquisition costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition costs are capitalized and deferred until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a property is put into production the cost of acquisition will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess or loss included in operations for the period. If a property is abandoned, the acquisition costs will be written off to operations.

Recorded costs of mineral properties are not intended to reflect present or future values of the properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes in future conditions could require a material change in the recognized amounts.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

3.	Significant Accounting Policies (Continued)

c)	Mineral property exploration expenditures

The Company expenses exploration expenditures when incurred. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized and amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property are credited against the carrying value of the property, with any excess or loss included in operations for the period. If a property is abandoned, the capitalized costs will be written off to operations.

d)	Impairment of mineral property acquisition costs and deferred exploration and development expenditures

The Company regularly reviews the recoverability of the carrying value of each mineral property. Where information and conditions suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the costs are written-down to fair values with the write-down expensed in the year.

e)	Asset retirement obligations

Asset retirement obligations are recognized for estimated obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A liability for an asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with the corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

f)	Cash and cash equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments redeemable with an initial term to maturity of 90 days or less.

g)	Translation of foreign currencies

The financial position and results of the Company’s integrated foreign operations have been translated into Canadian funds using the temporal method as follows:

i)	Monetary items, at the rate of exchange prevailing at the consolidated balance sheet date;
ii)	Non-monetary items, at the historical rate of exchange; and
iii)	Exploration and administration costs, at the average rate during the period in which the transaction occurred.

Gains and losses arising on currency translation are included in operations for the period.

h)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share has not been presented separately as the effect of common shares issuable on the exercise of stock options and share purchase warrants would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

3.	Significant Accounting Policies (Continued)

i)	Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is calculated at the following annual rates:

Canada
Computer equipment	Declining balance - 30%
Computer software	Declining balance - 50%
Equipment	Declining balance - 20%
Leasehold improvements	Straight line - 5 years
Office equipment	Declining balance - 20%
Argentina and Chile
Computer equipment	Straight-line – 3-6 years
Computer software	Straight-line – 2 years
Equipment including vehicles	Straight-line – 3-7 years
Office equipment	Straight-line – 5-7 years

j)	Share issue costs

Share issue costs incurred on the issue of the Company’s shares are charged directly to share capital.

k)	Stock-based compensation

The Company has adopted an incentive stock option plan. All stock-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes option pricing model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to settle, or has the practice of settling, in cash are recorded as liabilities. Compensation expense is allocated to the applicable expense category and is recognized in operations over the vesting period.

l)	Income taxes

Income taxes are accounted for using the asset and liability method. Under this method, income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

m)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Significant areas where management’s judgment is applied are mineral property impairment assessment, assumptions used in the accounting for stock based compensation, valuation of future income tax benefits, and contingent liabilities. Actual results could differ from those estimates.

4.	Changes in Accounting Policies and New Accounting Developments

a)	Capital Disclosures, Section 1535

Effective January 1, 2008, the Company adopted Section 1535 “Capital Disclosures” which requires the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance. Disclosures required by this standard are included in Note 5.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

4.	Changes in Accounting Policies and New Accounting Developments (Continued)

b)	Financial Instruments Disclosures, Section 3862 / Financial Instruments Presentation, Section 3863

Effective January 1, 2008, the Company adopted Section 3862 “Financial Instruments – Disclosures”. This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enables users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Disclosures required by this standard are included in Note 6.

c)	Going Concern - Amendments to Section 1400

Effective January 1, 2008 the Company adopted the amendments to CICA 1400, General Standards of Financial Statements Presentation, which include the requirements for management to assess an entity’s ability to continue as a going concern.

d)	Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Other Intangible Assets”. The new Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new Section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. This new accounting standard will have no impact on the Company’s consolidated financial statements.

The Company has determined that there are no other recent pronouncements that impact its consolidated financial statements.

5.	Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Company does not pay dividends.

The Company’s investment policy is to limit investments to guaranteed investment certificates, banker’s acceptance notes or money market funds with high quality financial institutions in Canada and treasury bills, selected with regards to the expected timing of expenditures from continuing operations.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

6.	Financial Instruments

a)	Fair Value

The fair value of financial instruments at December 31, 2008 and 2007 is summarized as follows:

	2008		2007
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Held for trading
Cash and cash equivalents	$ 19,112,811	$ 19,112,811	$ 8,722,779	$ 8,722,779
Amounts receivable – at amortized cost	$ 319,777	$ 319,777	$ 350,958	$ 350,958
Financial Liabilities – at amortized cost
Accounts payable and accrued liabilities	$ 2,545,354	$ 2,545,354	$ 1,773,532	$ 1,773,532
Due to related parties	$ 278,301	$ 278,301	$ 341,158	$ 341,158

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

b)	Financial Risk Management

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), liquidity and interest rate risk.

Credit risk

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Argentina and Chile as required to meet current expenditures.

Currency risk

The Company operates in a number of countries, including Canada, Argentina and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (Canadian Dollars, US Dollars, Argentine Pesos and Chilean Pesos) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at December 31, 2008 and 2007 as follows:

	2008			2007
	Argentine Pesos	Chilean Pesos	US Dollars	Argentine Pesos	Chilean Pesos	US Dollars
Cash and cash equivalents	1,196,360	200,691,597	773,093	1,855,883	90,602,505	236,022
Amounts receivable	157,844	72,575,066	-	274,088	7,048,074	-
Accounts payable and accrued liabilities	3,844,190	362,717,753	-	4,363,510	13,170,702	7,500
Net balance	(2,489,986)	(234,601,222)	773,093	(2,233,539)	84,479,877	228,522
Equivalent in Canadian Dollars	(862,531)	(70,100)	938,690	(695,971)	167,608	231,333
Rate to convert to $1.00 CDN	0.3464	0.001918	1.2142	0.3116	0.001984	1.0123

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at year end ranged between 0% and 3%.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

6.	Financial Instruments (Continued)

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances.

7.	Cash and Cash Equivalents

	2008	2007
Cash	$ 2,093,293	$ 1,222,779
Bankers’ Acceptance Notes	7,019,518	-
Guaranteed Investment Certificates	10,000,000	7,500,000
Total	$ 19,112,811	$ 8,722,779

8.	Property and Equipment
	2008			2007
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Canada
Computer equipment	$ 95,324	$ 45,865	$ 49,459	$ 61,665	$ 31,881	$ 29,784
Computer software	14,377	10,520	3,857	6,663	6,214	449
Equipment	44,178	20,303	23,875	44,178	14,334	29,844
Leasehold improvements	26,882	25,513	1,369	26,882	15,738	11,144
Office equipment	20,783	8,152	12,631	17,979	5,344	12,635
	201,544	110,353	91,191	157,367	73,511	83,856
Argentina
Computer equipment	30,095	25,087	5,008	25,860	20,419	5,441
Computer software	42,956	23,583	19,373	4,859	4,273	586
Equipment including vehicles	265,826	204,686	61,140	194,703	162,627	32,076
	338,877	253,356	85,521	225,422	187,319	38,103
Chile
Computer equipment	5,132	1,153	3,979	4,072	400	3,672
Equipment including vehicles	233,489	48,597	184,892	101,469	20,450	81,019
Office equipment	5,413	1,283	4,130	4,882	570	4,312
	244,034	51,033	193,001	110,423	21,420	89,003
	$ 784,455	$ 414,742	$ 369,713	$ 493,212	$ 282,250	$ 210,962

9.	Mineral Properties - Deferred Acquisition and Exploration Costs

(a)	Acquisition Cost
2008
	Balance beginning of the year	Additions	Balance end of the year
Don Sixto and Other	$ 3,225,807	$ -	$ 3,225,807
CVSA Properties	128,572	-	128,572
	$ 3,354,379	$ -	$ 3,354,379

2007
	Balance beginning of the year	Additions	Balance end of the year
Don Sixto and Other	$ 3,121,444	$ 104,363	$ 3,225,807
CVSA Properties	128,572	-	128,572
	$ 3,250,016	$ 104,363	$ 3,354,379

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

9.	Mineral Properties - Deferred Acquisition and Exploration Costs (Continued)

Cognito Limited

By a Principles of Agreement dated October 27, 2002, an Option to Purchase, Acquisition and Joint Venture Agreement, dated January 18, 2003, and an agreement dated April 30, 2003, the Company acquired the right, subject to the payment noted below, to earn a 100% interest in Cognito. Cognito holds an option to acquire a 100% interest, subject to a 3.5% net smelter royalty, in the Don Sixto Project. (See note 10(c) (iii))

Effective July 22, 2003, the Company issued 1,600,000 shares and paid $25,000 for the right to earn a 100% interest in Cognito. Direct costs of the acquisition totaled $2,908. At that date, the fair value of the consideration paid for that right was $347,908, which has been recorded as mineral property acquisition cost.

Effective July, 2005 the Company exercised its option to acquire a 100% interest in Cognito and issued 2,500,000 shares, at a price of $1.00 per share, for a total consideration of $2,500,000 which has been recorded as a mineral property acquisition cost, to hold a 100% interest in Cognito.

Estelar Resources Limited

Effective July 22, 2003, the Company acquired a 100% interest in Estelar for consideration of 1,000,000 shares with a total fair value of $237,820, which was recorded as a mineral property acquisition cost.

9.	(b)	Exploration Costs

The tables below which show the Company’s exploration expenditures by project for 2008 and 2007, are followed by a table outlining stock based compensation allocated to mineral property exploration costs.

2008
		Don Sixto
	CVSA Properties	Chilean Properties	Project and Other	Total
Assays	$ 1,095,251	$ 268,802	$ 31,636	$ 1,395,689
Consultants and contractors	106,443	138,265	2,621	247,329
Drilling	4,553,217	2,289,119	-	6,842,336
Engineering	38,194	-	-	38,194
Environmental	249,183	17,255	6,326	272,764
Field camp	768,846	1,183,327	72,685	2,024,858
Geological *	840,115	1,445,161	178,318	2,463,594
IVA tax	1,592,083	699,552	40,398	2,332,033
Legal and title	164,314	118,921	57,583	340,818
Metallurgical	66,634	27,054	-	93,688
Office operations	825,218	173,530	21,603	1,020,351
Travel	734,507	796,697	56,525	1,587,729
Wages and benefits *	2,127,982	1,119,355	60,961	3,308,298
Exploration costs	$ 13,161,987	$ 8,277,038	$ 528,656	$ 21,967,681
Cumulative Exploration Costs	$ 22,458,526	$ 11,628,609	$ 19,746,120	$ 53,833,255

*Includes stock based compensation

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

9.	(b)	Exploration Costs (Continued)

2007
		Don Sixto
	CVSA Properties	Chilean Properties	Project and Other	Total
Assays	$ 256,284	$ 54,632	$ 647,231	$ 958,147
Consultants and contractors	68,141	15,098	121,474	204,713
Drilling	1,826,807	349,551	51,810	2,228,168
Engineering	-	-	136,734	136,734
Environmental	5,863	-	223,977	229,840
Field camp	221,438	410,514	310,670	942,622
Geological *	583,904	785,240	285,890	1,655,034
Geophysical	121,355	-	1,747	123,102
Hydrology	-	-	21,645	21,645
Infrastructure	-	-	30,506	30,506
IVA tax	569,730	170,528	130,891	871,149
Legal and title	101,863	78,527	255,982	436,372
Metallurgical	-	-	128,002	128,002
Office operations	247,768	167,079	57,417	472,264
Resource development	-	-	174,074	174,074
Travel	382,793	343,338	291,789	1,017,920
Wages and benefits *	1,033,994	174,040	1,131,120	2,339,154
Exploration costs	$ 5,419,940	$ 2,548,547	$ 4,000,959	$ 11,969,446
Cumulative Exploration Costs	$ 9,463,931	$ 3,351,571	$ 19,050,072	$ 31,865,574

*Includes stock based compensation

*	Stock based compensation allocation to exploration costs

	CVSA Properties	Chilean Properties	Don Sixto Project and Other	2008	2007
Geological	$ 186,532	$ 376,605	$ 53,613	$ 616,750	$ 525,314
Metallurgical	-	-	-	-	48,048
Wages and benefits	121,946	12,969	3,459	138,374	685,084
Total	$ 308,478	$ 389,574	$ 57,072	$ 755,124	$ 1,258,446

(c)	Agreements

i)	Chilean Properties
(a)	Maricunga Property – including Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company can earn a 100% interest in the properties by incurring aggregate expenditures of US$2,550,000 over five years including conducting 15,500 meters of drilling. The vendor will retain a 3% NSR in the properties. The Company may withdraw from the agreement at any time after expending US$250,000 including conducting 1,500 meters of drilling. Subsequent to year end, the Company had met the requirements to allow it to exercise the option to acquire 100% interest in the properties at anytime up to January 2011 subject to the NSR and the vendor’s buy back right by paying the Company’s expenditures incurred on the property if the property is not put into production within 10 years of exercising the option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a Chilean company.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

9.	(c)	Agreements (Continued)

(b)	Southern Chile

By agreement dated May 9, 2006, the Company has the right to acquire exploration titles and conduct exploration on 48 targets in southern Chile. Under the terms of the agreement, upon the completion of 5,000 meters of drilling on a project, the vendor has a once-only right to “back-in” to a 60% participating interest on that project by paying the Company three times the amount of its exploration expenditures incurred on that project. A “project” is defined as a 10 kilometre area of interest surrounding any of the 48 targets included under the agreement. If the vendor does not elect to exercise its back-in right, it will be entitled to a 1% NSR return from any production from that project.

ii)	CVSA Properties - Argentina

By an Exploration and Option Agreement dated December 30, 2003, Estelar had the right to earn a 100% interest (subject to a 2% NSR) in the Cerro Moro, Santa Cruz, Chubut and Rio Negro Projects (comprised of thirty-nine mineral concessions (the “Properties”)), located in Santa Cruz, Chubut and Rio Negro Provinces, Argentina, for consideration of cash payments of US$100,000 (paid) and incurring US$3,000,000 (incurred) in exploration expenditures before December 30, 2009.

Under the agreement, once Estelar has incurred exploration expenditures of US$3,000,000 (incurred) and completed 10,000 metres of drilling on any one of the projects, the vendor retains the right to buy back a 60% interest in that project, by paying Estelar an amount equal to 2.5 times its exploration expenditures on the project and funding a bankable feasibility study on the project. The vendor may earn an additional 10% interest in the project (for a total 70% interest) by financing Estelar’s share of mine development costs. Should the vendor elect not to exercise its back-in right, its interest will revert to a 2% NSR on that project.

9.	(c)	Agreements (Continued)

By December 31, 2006, Estelar had incurred total aggregate expenditures of US$ 3,000,000, and completed 12,000 metres of drilling on the CVSA properties, and in early 2007, notified the vendor that it was exercising the option to acquire the Properties subject to their back in right. On August 2, 2007, Estelar notified the vendor that it had completed 10,000 metres of drilling at Cerro Moro, and provided them with a report containing exploration results in early September. In October, CVSA advised the Company that it had elected not to exercise its back-in right and its interest has reverted to a 2% NSR in Cerro Moro. The vendor, however, retains its back-in right over the other projects acquired under the agreement.

iii)	Don Sixto – Argentina

By an agreement dated February 27, 2003, Cognito has the right to acquire a 100% interest (subject to a 3.5% NSR which may be purchased for US$1 million) in the Don Sixto Project (formerly the La Cabeza Project), located in Mendoza Province, Argentina, for consideration of cash payments totaling US$525,000 payable as follows:

-	US$5,000 due December 15, 2002; (Paid)
-	US$15,000 on or before December 15, 2003; (Paid)
-	US$25,000 on or before December 15, 2004; (Paid)
-	US$35,000 on or before December 15, 2005; (Paid)
-	US$45,000 on or before December 15, 2006; (Paid)
-	US$50,000 on or before December 15, 2007; (Not Paid)* and
-	US$50,000 on or before December 15 of each year thereafter up to and including December 15, 2014.

*Due to the current anti-mining legislation these payments have been suspended until the legislation is changed (see below for more details).

The Company may terminate the payments described above upon making a development decision in respect to the project; provided that production must commence within two years of that decision.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

9.	(c)	Agreements (Continued)

Early in 2007, the Company expanded its holding around Don Sixto by signing an option agreement over an additional 81.5 square kilometres (20,160 acres) of exploration rights, situated to the immediate north of Don Sixto. The terms for the option agreement provide for annual payments of US$25,000 over six years followed by a purchase price comprising three annual payments of US$200,000. Should the Company exercise its option to purchase the property, the annual payments will cease. There are no expenditure requirements.

In December 2005, Cognito purchased the surface rights covering the area of the proposed mine development at Don Sixto at a cost of $78,000. In addition, Cognito is required to build two dwellings elsewhere on the property at an estimated cost of $75,000. The previous owners of the property will retain the right to re-acquire the property upon completion of mining activities.

On June 20, 2007 the Mendoza Provincial government introduced anti-mining legislation which may preclude development of mining projects in Mendoza Province. The Company has delayed all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3,155,757.

During the year ended December 31, 2008, the Company entered an agreement with the property owners deferring the annual payments until such time as the legislation is amended such that mining can be conducted in Mendoza Province.

iv)	Other Properties

(a)	Estelar Properties - Argentina

Estelar has acquired a 100% interest in the Quispe, Rosarita and Uspallata Projects, located in Catamarca and San Juan Provinces, Argentina, for consideration of a 2% NSR from any future production from the properties. There are no expenditure commitments on the properties.

(b)	MRP Properties - Argentina

By an agreement dated October 1, 2003, Estelar obtained the right to acquire a 100% interest (subject to a 2% NSR which may be acquired for $750,000) in the Agua Nueva, La Ramada and Rosarita South Projects, located in Mendoza, San Juan and La Rioja Provinces, Argentina, for consideration of cash payments totaling $440,000 payable as follows:

-	$5,000 on signing of the Agreement; (Paid)
-	$7,500 on or before October 1, 2004; (Paid)
-	$12,500 on or before October 1, 2005; (Paid)
-	$20,000 on or before October 1, 2006; (Paid)
-	$25,000 on or before October 1, 2007; (Paid)
-	$30,000 on or before October 1, 2008; (Not Paid)*

-	$40,000 on or before October 1, 2009; and
-	$50,000 on or before October 1 of each year thereafter to 2015.

*Payments suspended until the current anti-mining legislation is changed to allow mining in Mendoza Province.

In the event that a decision is made to build and operate a mine on any of the projects, payment of the remaining option payments may be terminated.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

10.	Share Capital

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its stock as follows:

	2008		2007
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	41,226,487	$ 55,249,342	37,836,013	$ 46,230,295
Issued during the year for:
Cash	8,832,275	36,619,605	3,390,474	8,036,284
Bonus Shares	141,661	502,563	-	-
Contributed surplus allocated	-	338,641	-	951,489
Warrants	-	-	-	31,274
Share issue costs	-	(3,354,266)	-	-
Balance, end of year	50,200,423	$ 89,355,885	41,226,487	$ 55,249,342

Transactions for the Issue of Share Capital

During the Year Ended December 31, 2008:

a)	In March 2008 the Company completed an equity financing and issued 7.78 million common shares at a price of $4.50 per share for proceeds of $35.0 million.

The Company paid a commission of 6.5% ($2,275,650) and incurred issue costs of $397,585 for net proceeds of $32.4 million before accounting for the fair value of warrants issued to brokers (the “Agent’s Warrants”).

The Agent’s Warrants consist of 505,700 warrants and are convertible to common shares at a price of $4.50 each on or before March 26, 2009. The fair value of the Agent’s Warrants, calculated using the Black-Scholes Model, of $681,031 has been allocated to contributed surplus and added to share issue costs.

b)	The Company issued 250,000 shares for proceeds of $750,000 upon the exercise of 250,000 warrants at a price of $3.00.

c)	The Company issued 802,275 shares for proceeds of $859,605 upon the exercise of stock options.

In addition, an amount totaling $338,641 representing stock-based compensation recognized on vesting of the above stock options was allocated to share capital upon the exercise of the options.

d)	The Company issued 141,661 shares to the Company’s former Chief Operating Officer as part of his remuneration package.

During the Year Ended December 31, 2007:

a)	The Company issued 1,338,475 shares for proceeds of $2,006,287 upon the exercise of options.

In addition, an amount totaling $951,489 representing stock-based compensation recognized on vesting of the above stock options was allocated to share capital.

b)	The Company issued 2,051,999 shares for proceeds of $6,029,997 upon the exercise of warrants as follows: 252,000 shares at a price of $2.50; and 1,799,999 shares at a price of $3.00.

11.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was amended and approved by shareholders on May 23, 2008, may not exceed 9,879,752. Options granted under the Plan may have a maximum term of five years. Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the discounted market price of the shares

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

11.	Stock Option Plan (Continued)

(defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange (“TSX-V”)), or such other price as may be agreed to by the Company and accepted by the TSX-V. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the TSX-V.

A summary of the status of options granted by the Company, as of December 31, 2008 and 2007 and changes during the years then ended is as follows:
	2008		2007
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	7,223,275	$ 2.40	5,606,750	$ 1.58
Cancelled or forfeited	(220,000)	3.93	(570,000)	2.75
Granted	2,684,000	2.41	3,525,000	3.40
Exercised	(802,275)	1.07	(1,338,475)	1.49
Options outstanding, end of year	8,885,000	$ 2.50	7,223,275	$ 2.40

The following table summarizes information about the stock options outstanding at December 31, 2008:

Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
1.01 - 2.00	4,385,000	2.73	$1.42
2.01 - 3.00	1,185,000	3.00	2.49
3.01 - 4.00	1,820,000	3.37	3.51
4.01 +	1,495,000	4.22	4.25
	8,885,000	3.14	$2.50

Subsequent to December 31, 2008 the TSX-V accepted amendments to the exercise price of an aggregate of 750,000 incentive stock options held by employees and consultants. As a result an aggregate of 750,000 stock options ranging in price from $3.64 to $4.31 have been re-priced to $1.51.

The Company has, subject to disinterested shareholder and TSX-V approval, amended the exercise price of an aggregate of 1,350,000 stock options held by directors and officers ranging in price from $3.64 to $4.37, to $2.85.

Stock-based Compensation

The fair values of options and agent’s warrants granted during the years ended December 31, 2008 and 2007 were estimated, at the grant date, using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007
Expected annual volatility	72.62%	68.12%
Risk-free interest rate	3.00%	3.99%
Expected life	3.49 years	3.34 years
Expected dividend yield	0.00%	0.00%

Compensation expense of $4,597,978 (2007: $3,777,702) was recorded in the operations for the year.

Stock based compensation has been allocated as follows:

	2008	2007
Administration salaries and consulting	$ 564,108	$ 657,477
Director’s fees	1,798,510	960,957
Management fees	1,470,976	720,870
Mineral property exploration expenditures	755,124	1,258,446
Shareholder communications	9,260	179,952
Total	$ 4,597,978	$ 3,777,702

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

11.	Stock Option Plan (Continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Bonus Shares

The Company granted 200,000 fully paid bonus shares (“Bonus Shares”) as part of an incentive package pursuant to an employment agreement with the Company’s former Chief Operating Officer. The Bonus Shares vested at a rate of 8,333 shares per month such that the Bonus Shares would have vested within 24 months (August 31, 2009). At December 31, 2008, the Company had issued 141,661 of these Bonus Shares (of which 33,332 relate to 2007 and 108,329 relate to 2008) with a fair value of $502,563 (of which $149,661 relates to 2007 and $352,903 relates to 2008). The remaining 58,339 of the Bonus Shares will not be issued.

12.	Warrants

At December 31, 2008 the Company had outstanding share purchase warrants exercisable to acquire 505,700 shares as follows:
2008
Number	Exercise Price	Expiry Date
505,700	$ 4.50	March 26, 2009

At December 31, 2007 the Company had outstanding share purchase warrants exercisable to acquire 250,000 shares as follows:
2007
Number	Exercise Price	Expiry Date
250,000	$ 3.00	April 18, 2008

13.	Contributed Surplus

	2008	2007
Balance, beginning of the year	$ 7,234,219	$ 4,588,941
Stock-based compensation expense	4,597,978	3,777,702
Agent’s Warrants	681,031	(31,274)
Bonus Shares	(352,903)	(149,661)
Contributed surplus allocated	(338,641)	(951,489)
Balance, end of the year	$ 11,821,684	$ 7,234,219

14.	Related Party Transactions

Amounts due to related parties of $278,301 at December 31, 2008 (2007: $341,158) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.

A total of $1,845,429 (2007: $1,271,274) was paid to or accrued for related party transactions as described below.

a)	Exploration and consulting fees totaling $360,000 (2007: $360,000) were paid or accrued to a corporation of which the President and CEO of the Company is a principal.

b)	Exploration and development fees of $253,227 (2007: $238,663) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development.

c)	Management fees of $165,000 (2007: $165,000) were paid to a corporation controlled by the Chairman of the Company.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

14.	Related Party Transactions (Continued)

d)	Management fees of $256,250 (2007: $167,250) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

e)

Management and consulting fees, including the fair value of Bonus Shares granted, of $622,902 (2007: $239,661) were paid or accrued to a company controlled by the former Chief Operating Officer of the Company.

f)	Management fees of $187,000 (2007: $nil) were paid or accrued to a company controlled by the Executive Vice-President, Corporate Development, Environment.

All of the above transactions were in the normal course of operations.

15.	Supplemental Cash Flow Information

The Company incurred non-cash financing activities during the years ended December 31, 2008 and 2007 as follows:

	2008	2007
Non-cash financing activities:
Issue of warrants for agent’s commission	$ 681,031	$ -

16.	Segmented Information

The Company operates in one business segment, being the acquisition and exploration of mineral properties. The Company’s corporate office provides financial and technical support to its operations in Canada, Argentina and Chile.

The Company’s net assets and net losses by geographical segment are as follows:

December 31, 2008	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 18,313,466	$ 414,419	$ 384,926	$ 19,112,811
Other current assets	224,733	54,677	380,867	660,277
Property and equipment	91,191	85,521	193,001	369,713
Mineral properties	-	3,354,379	-	3,354,379
	18,629,390	3,908,996	958,794	23,497,180
Current Liabilities	(823,281)	(1,532,479)	(467,895)	(2,823,655)
	$ 17,806,109	$ 2,376,517	$ 490,899	$ 20,673,525

Net Loss	$ 1,624,961	$ 19,194,717	$ 7,823,193	$ 28,642,871

December 31, 2007	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 7,964,731	$ 578,293	$ 179,755	$ 8,722,779
Other current assets	349,569	85,406	13,983	448,958
Property and equipment	83,856	38,103	89,003	210,962
Mineral properties	-	3,354,379	-	3,354,379
	8,398,156	4,056,181	282,741	12,737,078
Current Liabilities	(728,890)	(1,359,669)	(26,131)	(2,114,690)
	7,669,266	2,696,512	256,610	10,622,388

Net Loss	$ 7,396,711	$ 6,877,081	$ 2,594,852	$ 16,868,644

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

17.	Income Taxes

A reconciliation of consolidated income taxes at statutory rates with the reported taxes is as follows:

	2008		2007
Net loss for the year before income tax		$28,642,871		$16,868,644
Combined federal and provincial tax rate		31.0%		34.1%
Income tax recovery at statutory rates		$(8,879,000)		$(5,756,000)
Losses and other deductions for which no benefit has been recognized		8,287,000		2,726,000
Stock-based compensation		1,424,000		1,289,000
Non-deductable mineral property exploration costs		921,000		894,000
Foreign exchange rate and tax rate differences		(1,387,000)		796,000
Expiry of losses		42,000		44,000
Impact of tax rate reductions		(408,000)		-
Other		-		7,000
Income tax provision	$	Nil	$	Nil

The significant components of the Company’s consolidated future tax assets are as follows:

	2008		2007
Non-capital loss carry forwards – Canada		$2,502,000		$2,317,000
Non-capital loss carry forwards – Argentina		182,000		144,000
Non-capital loss carry forwards – Chile		86,000		14,000
Exploration and development deductions		13,228,000		5,878,000
Property and equipment – Canada		36,000		25,000
Share issue costs		739,000		161,000
		16,773,000		8,539,000
Valuation allowance		(16,773,000)		(8,539,000)
	$	Nil	$	Nil

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $9,692,000 expire as follows:

2009	$159,000
2010	200,000
2014	882,000
2015	1,578,000
2026	2,242,000
2027	2,001,000
2028	2,630,000
$9,692,000

At December 31, 2008, the Company also has tax loss carry forwards in Argentina and Chile totaling $551,000 and $245,000, respectively, that expire over the period from 2009 to 2013, available to offset future taxable income.

Tax benefits have not been recorded as it is not considered more likely than not that they will be utilized.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

18.	Contractual Obligations

The Company leases offices in Vancouver, Argentina and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant (see note 10(c)). Other financial commitments are summarized in the table below:

	Payments Due by Year
	Total	2009	2010 – 2011
Office leases	$ 319,157	$ 188,891	$ 130,266
Property access agreements	99,564	99,564	-
Total	$ 418,721	$ 288,455	$ 130,266

In addition, the Company has agreed to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75,000.

19.	Subsequent Events

a)

Subsequent to December 31, 2008, the Company completed a bought deal equity financing in which it sold 12,075,000 shares at a price of $2.40 to raise gross proceeds of $29.0 million. The offering closed on February 26, 2009. As consideration to the underwriters, the Company paid the underwriters a cash fee in an amount equal to six and one half percent (6.5%) of the gross proceeds received by the Company from the offering. The Company also issued to the underwriters 784,875 non-transferable warrants (“Underwriters’ Warrants”) constituting six and one-half percent (6.5%) of the aggregate number shares sold pursuant to the offering. Each Underwriters’ Warrant will be exercisable for a period of twelve (12) months at the offering price of $2.40.

b)

On March 2, 2009 the Company signed a definitive agreement with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a mining company owned by the government of Santa Cruz Province, Argentina. The Agreement allows for Exeter to acquire an 80% interest in 760 square kilometers of licenses, adjacent to the Company’s Cerro Moro project, owned by Fomicruz, by spending US$10 million over a number of years. It further allows for Fomicruz to acquire a five percent participating interest in the Cerro Moro project following the granting of mining permits. The Company will manage the potential future development of both the Cerro Moro project and the Fomicruz licenses and will fund all exploration and development costs.

20.	Differences between Canadian and US Generally Accepted Accounting Principles

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. As a result of the accounting policy change that took place in 2007 with respect to mineral property exploration expenditures to align its policies to those in the United States, there are no material measurement differences between these Canadian GAAP consolidated financial statements and those prepared using US GAAP.

Recent accounting pronouncements

In December 2007, FASB issued Statement 141 (revised), Business Combinations. Statement 141 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement is effective for fiscal years beginning on or after December 15, 2008.

In December 2007, FASB issued Statement 160, Non-controlling Interests In Consolidated Financial Statements, an amendment of ARB No. 51. This statement clarifies that a non-controlling interest in a subsidiary should be reported as equity in the consolidated financial statements. This statement is effective for fiscal years beginning on or after December 15, 2008. We do not expect the adoption of this statement to have a material impact on our results of operations or financial position.

EXETER RESOURCE CORPORATION ANNUAL REPORT 2008

Suite 1260, 999 West Hastings Street

Vancouver, British Columbia

Canada V6C 2W2

www.exeterresource.com

EXHIBIT 99.2

INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING

of

EXETER RESOURCE CORPORATION

to be held on

MAY 26, 2009

INFORMATION CIRCULAR

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street

Vancouver, British Columbia

Canada V6C 2W2

Website: http://www.exeterresource.com

(all information as at April 21, 2009 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Exeter Resource Corporation (the “Company”) for use at the Annual General Meeting of the Company’s shareholders (the “Meeting”) to be held on May 26, 2009 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. A Proxy will not be valid unless it is completed, dated, signed and delivered to Computershare Investor Services Inc., of 100 University Avenue, 10th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the chair of the Meeting prior to the commencement of the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete the Proxy and deliver it to Computershare Investor Services Inc. as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 2900 - 550 Burrard Street, Vancouver, British Columbia Canada V6C 0A3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the Proxy.

If a Non-Registered Holder’s Intermediary is a member of the NYSE-AMEX (“AMEX”), that member Intermediary may vote the Non-Registered Holder’s Proxy at its discretion when it has: i) sent the proxy materials to the Non-Registered Holder at least fifteen days prior to the Meeting, and ii) not received voting instructions from the Non-Registered Holder at least ten days prior to the Meeting.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On April 21, 2009, the Company had issued and outstanding 62,433,423 fully paid and non-assessable common shares without par value, each share carrying the right to one vote.

Any shareholder of record at the close of business on April 21, 2009 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

CURRENCY

Unless otherwise specified, all dollar amounts presented in this Information Circular are in Canadian currency.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, “executive officer” of the Company means an individual who at any time during the year was the Chair, or a Vice-Chair or President of the Company; any Vice-President in charge of a principal business unit, division or function including sales, finance or production; and any individual who performed a policy-making function in respect of the Company.

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)	a chief executive officer (“CEO”);
(b)	a chief financial officer (“CFO”);
(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

any individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

As at December 31, 2008, the end of the most recently completed financial year of the Company, the Company had six Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.

Compensation Discussion and Analysis

The Company does not have a formal compensation program. However, the compensation committee (the “Compensation Committee”) of the board of directors (the “Board”) meets to discuss and determine the recommendations that it will make to the Board regarding management compensation, without reference to formal objectives, criteria or analysis. The general objectives of the Company’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other junior mineral exploration companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a junior mineral exploration company without a history of earnings.

The Compensation Committee is composed of Louis Montpellier, Robert G. Reynolds and Douglas W. Scheving, all of whom are independent directors, applying the definition set out in section 1.4 of Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”).

Base salary is used to provide the Named Executive Officers a set amount of money during the year with the expectation that each Named Executive Officer will perform his responsibilities to the best of his ability and in the best interests of the Company.

The granting of incentive stock options provides a link between management compensation and the Company’s share price. It also rewards management for achieving results that improve Company performance and thereby increase shareholder value. Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter. In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, consideration is given to: the number and terms of outstanding incentive stock options held by the Named Executive Officer; current and expected future performance of the Named Executive Officer; the potential dilution to shareholders and the cost to the Company; general industry standards; and the limits imposed by the terms of the Company’s stock option plan (the “Plan”) and the TSX Venture Exchange (the “Exchange”). The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to reward each Named Executive Officer’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury. The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Plan, which are described under “Incentive Plan Awards” below.

Finally, the Compensation Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to the Named Executive Officers and if so, in what amount. A cash bonus may be awarded to reward extraordinary performance that has led to increased value for shareholders through property acquisitions or divestitures, the formation of new strategic or joint venture relationships and/or capital raising efforts. Demonstrations of extraordinary personal commitment to the Company’s interests, the community and the industry may also be rewarded through a cash bonus.

An additional element of compensation, comprised of 200,000 common shares at a deemed price of $3.64 per share, was awarded to Mr. Cholakos, the Company’s former Chief Operating Officer, at the commencement in 2007 of the consulting agreement between the Company and Mr. Cholakos and Formost Enterprises Limited (“Formost”), a company controlled by Mr. Cholakos. The bonus shares were approved by disinterested shareholders at the Company’s 2008 annual general meeting. The award of bonus shares to Mr. Cholakos was determined by negotiation as part of the remuneration package required to secure his services. The consulting agreement was terminated effective November 10, 2008. In accordance with the consulting agreement, Mr.

An additional element of compensation, comprised of 200,000 common shares at a deemed price of $3.64 per share, was awarded to Mr. Cholakos, the Company’s former Chief Operating Officer, at the commencement in 2007 of the consulting agreement between the Company and Mr. Cholakos and Formost Enterprises Limited (“Formost”), a company controlled by Mr. Cholakos. The bonus shares were approved by disinterested shareholders at the Company’s 2008 annual general meeting. The award of bonus shares to Mr. Cholakos was determined by negotiation as part of the remuneration package required to secure his services. The consulting agreement was terminated effective November 10, 2008. In accordance with the consulting agreement, Mr.

Subsequent to December 31, 2008, Mr. Simpson was awarded a $100,000 bonus for recognition of his extraordinary efforts on behalf of the Company in 2008.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on January 1, 2004 with the cumulative total return of the S&P/TSX Venture Composite Index (“TSX Venture Index”) for the five most recently completed financial years of the Company.

Exeter Resource Corporation

(“XRC”)

Comparison of Five Year Total Common Shareholders’ Return

	January 1, 2004	Dec. 31 2004	Dec. 31 2005	Dec. 31 2006	Dec. 31 2007	Dec. 31 2008
Exeter Resource Corporation	$ 100	$ 122	$ 167	$ 194	$ 496	$ 219
S&P / TSX Venture Index	$ 100	$ 103	$ 127	$ 169	$ 161	$ 45

Where applicable, compensation of named executive officers has increased in line with the growth in the Company’s level of activity over the last five years. The graph above, which compares “Total Common Shareholders’ Return” against the S&P / TSX Venture Index over the last five years, reflects that the Company has performed significantly better than the S&P / TSX Venture Index. Over the same period the named executive officers compensation generally increased year over year, peaked in 2007 and declined by between 12% and 46% in 2008. The reason for the decline in compensation in 2008 is primarily due to a decline in the value of option based awards which are valued using the Black-Scholes option pricing model. The value of option based awards using the Black-Scholes model does not necessarily provided a reasonable basis of establishing the amount of compensation associated with option based awards as the named executives will only receive value if they are able to exercise the option and sell the resultant shares at prices in excess of the exercise price.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for the most recently completed financial year ending December 31, 2008.

Name and Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-Equity Incentive Plan Compensation		Pension Value ($)(3)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plan(2)	Long-Term Incentive Plan(2)
Bryce G. Roxburgh President & CEO	2008	Nil	Nil	$286,788	Nil	Nil	Nil	$360,000(4)	$646,788
Yale R. Simpson Chairman	2008	Nil	Nil	$288,390	Nil	Nil	Nil	$165,000(5)	$453,390
Cecil R. Bond Chief Financial Officer	2008	Nil	Nil	$212,860	$80,000(6)	Nil	Nil	$176,250(7)	$469,110
Paul Cholakos(8) Former Chief Operating Officer	2008	Nil	$352,903(9)	Nil	Nil	Nil	Nil	$270,000(10)	$622,903
R. Jeremy Perkins VP Development & Operations	2008	Nil	Nil	Nil	Nil	Nil	Nil	$253,227(11)	$253,227
Michael R.J. McPhie(12) Executive VP Corporate Development and Environment	2008	Nil	Nil	$320,881	Nil	Nil	Nil	$187,000(13)	$507,881
(1)

The Company used the Black-Scholes option pricing model for determining the fair value of stock options issued at grant date. These values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the option is exercised.

(2)

The Company does not currently have a formal annual incentive plan or long term incentive plan for any of its executive officers, including its Named Executive Officers, but may award discretionary bonus payments from time to time.

(3)	The Company does not have any pension, retirement or deferred compensation plans, including defined contribution plans.
(4)	The Company paid a fee of $30,000 per month during the financial year ended December 31, 2008 to Rowen Company Limited (“Rowen”) a company controlled by Mr. Roxburgh.
(5)	The Company paid a fee of $15,000 per month during the financial year ended December 31, 2008 to Canaust Resource Consultants Ltd. (“Canaust”). Canaust is controlled by Mr. Simpson.
(6)	Discretionary bonus paid for continuing and past service.
(7)	The Company paid a fee of $15,000 per month during the financial year ended December 31, 2008 to 667060 BC Ltd. (“667060”), a company controlled by Mr. Bond.
(8)	Mr. Cholakos was Chief Operating Officer of the Company until November 10, 2008.
(9)

The issuance of bonus shares pursuant to a consulting agreement was approved by shareholders at the 2008 annual general meeting. The fair value of the bonus shares was determined based on the market value of the shares on the dates of grant.

(10)	The Company paid a fee of Australian $25,000 per month to Formost, a company controlled by Mr. Cholakos.
(11)	The Company paid $253,227 during the financial year ended December 31, 2008 to J Perkins & Associates Pty Ltd. (“JPA”), a company controlled by Mr. Perkins.
(12)	Mr. McPhie was appointed Executive VP Corporate Development and Environment on January 23, 2008.
(13)

The Company paid $187,000 during the financial year ended December 31, 2008 to HBA Management Consultants Ltd. (“HBA”), a company controlled by Mr. McPhie. Subsequent to December 31, 2008, Mr. McPhie ceased to be the Company’s Executive VP Corporate Development and Environment.

The consulting agreements noted below between the Company and Bryce Roxburgh (“Roxburgh”), Cecil Bond (“Bond”), and Yale Simpson (“Simpson”), and the companies through which their services are provided have expired. New consulting agreements are currently being negotiated. In the interim the respective companies continue to provide the services of Roxburgh, Bond and Simpson to the Company on the same terms as provided under the expired agreements.

Pursuant to a consulting agreement between the Company, Rowen of Hong Kong and Roxburgh, Rowen provided the services of Roxburgh to the Company, and provided for Roxburgh to serve as a director of the Company if so elected and to hold the offices of President and CEO of the Company at the pleasure of the Board. Roxburgh is a beneficiary of Rowen. The Company paid Rowen a monthly consulting fee of $30,000 for Roxburgh’s services. The agreement had a term of two years and provided for termination by either party by giving 90 days written notice. Where a termination notice was delivered by either party within the 90 day period following a change of control, the Company was required to pay Rowen a lump sum equal to 24 times the monthly consulting fee. Rowen’s address is 1712 Tower One Times Square, 1 Matheson St., Hong Kong. See “Termination and Change of Control Benefits” below.

Pursuant to a consulting agreement between the Company, 667060 and Bond, 667060 provided the services of Bond to the Company, and provides for Bond to serve as CFO of the Company at the pleasure of the Board if so appointed. 667060 is controlled by Bond. The Company paid 667060 a monthly consulting fee of $15,000 for Bond’s services. The agreement had a term of two years and provided for termination by either party by giving 90 days written notice. Where a termination notice was delivered by either party within the 90 day period following a change of control, the Company was required to pay 667060 a lump sum equal to 24 times the monthly consulting fee. 667060’s address is 21658, 50B Ave., Langley, B.C. V3A 8W8, Canada. See “Termination and Change of Control Benefits” below.

Pursuant to a consulting agreement between the Company, Canaust of British Columbia and Simpson, Canaust provided the services of Simpson to the Company, and provided for Simpson to serve as a director of the Company if so elected and to hold the office of Chairman at the pleasure of the Board. Canaust is controlled by Simpson. The Company paid Canaust a monthly consulting fee of $15,000 for Simpson’s services. The agreement had a term of two years and provided for termination by either party by giving 90 days written notice. Where a termination notice was delivered by either party within the 90 day period following a change of control, the Company was required to pay Canaust a lump sum equal to 24 times the monthly consulting fee. Canaust’s address is, c/o PO Box 41, AXA Place, Suite 1260 - 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada. See “Termination and Change of Control Benefits” below.

Pursuant to a consulting agreement between the Company, Formost and Paul Cholakos, Formost provided the services of Mr. Cholakos to the Company to serve as Chief Operating Officer of the Company at the pleasure of the Board. Formost is controlled by Mr. Cholakos. The Company paid Formost a monthly consulting fee of Australian $25,000 plus applicable taxes for Mr. Cholakos’ services. The agreement had a term of two years and provided for termination by either party by giving 90 days written notice. The agreement was terminated effective November 10, 2008 and all amounts due through the 90 day notice period were settled prior to December 31, 2008.

Pursuant to a consulting agreement between the Company, HBA of British Columbia and Michael McPhie dated January 23, 2008, HBA provided the services of Mr. McPhie to serve as a consultant. The Company paid HBA a monthly consulting fee of $18,333 for Mr. McPhie’s services. HBA of P.O. Box 19131 1153 56th Street, Delta, B.C. V4L 2P8, Canada, is controlled by Mr. McPhie. This consulting contract ended in February 2009.

Incentive Plan Awards

The following table is a summary of all option-based awards and share-based awards to the Named Executive Officers that were outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options at financial year end ($) exercisable / unexercisable(1)	Number of shares or units of shares that have not yet vested (#)	Market or payout value of shares-based awards that have not vested
Bryce G. Roxburgh	70,000 200,000 72,500 100,000 100,000 150,000 358,000(2)	$1.12 $1.59 $2.52 $3.02 $3.64 $4.37 US$1.21	July 7, 2010 Dec. 30, 2010 May 3, 2011 Nov. 30, 2011 June 27, 2012 Nov. 13, 2012 Nov. 17, 2013	$240,800 / $311,460	Nil	Nil
Yale R. Simpson	70,000 200,000 72,500 100,000 100,000 150,000 360,000(2)	$1.12 $1.59 $2.52 $3.02 $3.64 $4.37 $1.49	July 7, 2010 Dec. 30, 2010 May 3, 2011 Nov. 30, 2011 June 27, 2012 Nov. 13, 2012 Nov. 17, 2013	$240,800 / $313,200	Nil	Nil
Cecil R. Bond	300,000 50,000 75,000 50,000 100,000	$1.20 $2.52 $3.02 $3.64 $4.37	April 5, 2010 May 3, 2011 Nov. 30, 2011 June 27, 2012 Nov. 13, 2012	$348,000 / Nil	Nil	Nil
Paul Cholakos	300,000	$3.64	May 1, 2009	Nil / Nil	Nil(3)	Nil
R. Jeremy Perkins	100,000 100,000 25,000	$1.20 $1.59 $3.64	March 21, 2010 Dec. 30, 2010 June 27, 2012	$193,000 / Nil	Nil	Nil
Michael R.J. McPhie	50,000 20,000 55,000 50,000 100,000	$1.59 $3.02 $2.52 $4.37 $1.49	Dec. 30, 2010 Nov. 30, 2011 Feb. 13, 2012 Nov. 13, 2012 Jan. 23, 2013	$125,500 / Nil	Nil	Nil
(1)

In-the-money options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company’s shares as at December 31, 2008 was $2.36. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the market value of the underlying securities on the date of exercise.

(2)	Options that were unvested at year end held by Mr. Roxburgh and Mr. Simpson subsequently vested on January 21, 2009.
(3)	All bonus shares issuable to Mr. Cholakos on termination of the consulting agreement with Formost were issued prior to December 31, 2008.

The following table is a summary of the value of awards vested or earned during the most recently completed financial year for the Named Executive Officers.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Bryce G. Roxburgh	Nil	Nil	Nil
Yale R. Simpson	Nil	Nil	Nil
Cecil R. Bond	Nil	Nil	$80,000(2)
Paul Cholakos	$224,972	$352,903(3)	Nil
R. Jeremy Perkins	Nil	Nil	Nil
Michael R.J. McPhie	Nil	Nil	Nil
(1)

Value vested during the year is calculated by subtracting the market price of the Company’s common shares on the date the option vested (being the closing price of the Company’s shares on the Exchange on the last trading day prior to the vesting date) from the exercise price of the option.

(2)	Discretionary bonus paid for continuing and past service.
(3)

Amount is for bonus shares that were approved by shareholders at the 2008 annual general meeting, which vested during the financial year ended December 31, 2008. The value of the bonus shares was determined based on the market value of the shares on the dates of vesting.

During the year Mr. Roxburgh exercised 82,000 options and Mr. Simpson exercised 93,000 options which had an option exercise price of $0.41 per option.

The Plan provides that stock options may be granted to directors, officers, employees and Consultants (as defined in National Instrument 45-106) of the Company and any of its affiliates, and to consultant companies.

If a stock option expires or otherwise terminates for any reason without having been exercised, the number of common shares in respect of that expired or terminated stock option will again be available for the purposes of the Plan.

The Plan may be terminated by the Board at any time, but such termination will not alter the terms or conditions of any option awarded prior to the date of such termination. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or expires or is otherwise terminated in accordance with the provisions of the Plan.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, in no case will:

(a)	the number of options awarded in a one-year period to any one Consultant exceed 2% of the issued shares of the Company (calculated at the time of award);
(b)

the aggregate number of options awarded in a one-year period to persons employed to provide investor relations activities exceed 2% of the issued shares of the Company (calculated at the time of award);

(c)	the number of options awarded in a one-year period to any one individual exceed 5% of the outstanding shares of the Company (calculated at the time of award); or

(d)

the aggregate number of shares reserved for issuance to any one individual upon the exercise of options awarded under the Plan or any previously established and outstanding stock option plans or grants, exceed 5% of the issued shares of the Company (calculated at the time of award) in a one-year period.

Options awarded under the Plan will be for a term not to exceed five years from their award date. Unless the Company otherwise decides, in the event an option holder ceases to be a director, officer, Consultant or employee of the Company other than by reason of death, his or her option will expire on the earlier of the expiry date stated in the option certificate (the “Fixed Expiry Date”) and the 90th day following termination of his or her relationship with the Company (30 days if the option holder is an employee engaged in investor relations activities). Notwithstanding the foregoing, an option will expire immediately in the event a relationship with a director, officer, employee or Consultant is terminated for cause (as such term is defined in the Plan). In the event of the death of an option holder, his or her option will expire six months after the date of death or on the Fixed Expiry Date, whichever is earlier. In the event of a change of control of the Company, the Board may, in its sole discretion, deal with outstanding options in the manner it deems fair and reasonable in light of the circumstances.

The price at which an option holder may purchase a common share upon the exercise of an option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the award of the stock option (the “Award Date”). The market price of the Company’s common shares for a particular Award Date would typically be the closing trading price of the Company’s common shares on the last trading day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Discounted market price means the market price less a discount to be determined by the Board, which will in any event not exceed the amount set forth under Policy 1.1 of the Exchange’s Corporate Finance Manual.

A stock option will be non-assignable except that it will be exercisable by the personal representative of the option holder in the event of the option holder’s death or incapacity.

Common shares will not be issued pursuant to options granted under the Plan until they have been fully paid for. The Company will not provide financial assistance to option holders to assist them in exercising their options.

Termination and Change of Control Benefits

Management expects that new consulting agreements with each of Rowen and Bryce Roxburgh; 667060 and Cecil Bond; and Canaust and Yale Simpson will contain the following provisions. Either party may terminate the consulting agreement by giving 90 days written notice and where such termination notice is delivered by either party within the 90 day period following a Change of Control, the Company will pay Rowen, 667060 or Canaust, as applicable, a lump sum equal to 24 times the monthly consulting fee under the agreement.

“Change of Control” is expected to be defined as:

(i)	the sale, transfer or disposition of the Company’s assets in complete liquidation or dissolution of the Company;
(ii)

the Company amalgamates, merges or enters into a plan of arrangement with another company at arm’s length to the Company and its affiliates, other than an amalgamation, merger or plan of arrangement that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation, merger or plan of arrangement; or

(iii)

any person or combination of persons at arm’s length to the Company and its affiliates acquires or becomes the beneficial owner of, directly or indirectly, more than 20% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect, and such person or combination of persons exercise(s) the voting power attached to such securities in a manner that causes the Incumbent Directors to cease to constitute a majority of the Board.

“Incumbent Director” means any member of the Board who was a member of the Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Board.

Had a Change of Control occurred on December 31, 2008, and the Company determined that it would act in accordance with the provisions of the expired contracts and where such notice of termination was given under each of the expired consulting agreements, Rowen would have been entitled to an immediate payment of approximately $720,000; 667060 would have been entitled to an immediate payment of approximately $360,000 and Canaust would have been entitled to an immediate payment of approximately $360,000.

There were no payments or benefits made to Mr. Cholakos as a result of his termination of his consulting agreement except that Formost and Mr. Cholakos were paid the compensation they would otherwise have received over the next 90 days (including the bonus shares that vested during that time), in accordance with the consulting agreement.

Subsequent to December 31, 2008, Mr. McPhie ceased to be the Executive VP Corporate Development and Environment.

Director Compensation

The following table is a summary of all compensation provided to the directors of the Company for the most recently completed financial year.

Name(1)	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Douglas W. Scheving	Nil	Nil	$92,127	Nil	Nil	Nil	$92,127
Robert G. Reynolds	Nil	Nil	$100,138	Nil	Nil	Nil	$100,138
William D. McCartney	$30,000(3)	Nil	$60,083	Nil	Nil	Nil	$60,083
Louis G. Montpellier	Nil	Nil	$529,038	Nil	Nil	Nil	$529,038
(1)

In addition to being directors of the Company, Bryce G. Roxburgh, Yale R. Simpson and Michael R.J. McPhie are also Named Executive Officers. For disclosure regarding Mr. Roxburgh’s, Mr. Simpson’s and Mr. McPhie’s compensation, please refer to the summary compensation table above.

(2)

The Company used the Black-Scholes option pricing model for determining the fair value of stock options issued at grant date. These amounts do not represent actual amounts received by the directors as any gain, if any, will depend on the market value of the shares on the date that the option is exercised.

(3)	Mr. McCartney received a fee in the amount of $2,500 per month in consideration for his services as Chairman of the Audit Committee.

The following table is a summary of all option-based awards to the directors of the Company that were outstanding at the end of the most recently completed financial year. There were no share-based awards outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Douglas W. Scheving	10,000 20,000 20,000 55,000 50,000 115,000	$1.41 $1.59 $3.02 $2.52 $4.37 $1.49	Apr 7, 2009 Dec 30, 2010 Nov 30, 2011 Feb 13, 2012 Nov 13, 2012 Nov 17, 2013	$124,950	Nil	Nil
Robert G. Reynolds	200,000 50,000 125,000	$3.64 $4.37 $1.49	Jun 27, 2012 Nov 13, 2012 Nov 17, 2013	$108,750	Nil	Nil
William D. McCartney	20,000 55,000 50,000 75,000	$3.02 $2.52 $4.37 $1.49	Nov 30, 2011 Feb 13, 2012 Nov 13, 2012 Nov 17, 2013	$65,250	Nil	Nil
Louis G. Montpellier	200,000 125,000	$4.31 $1.49	Jan 23, 2013 Nov 17, 2013	$108,750	Nil	Nil
(1)

In addition to being directors of the Company, Bryce G. Roxburgh, Yale R. Simpson and Michael R.J. McPhie are also Named Executive Officers. For disclosure regarding Mr. Roxburgh’s, Mr. Simpson’s and Mr. McPhie’s option-based awards outstanding at the end of the most recently completed financial year, please refer to the incentive plan awards table above.

(2)

In-the-money options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company’s shares as at December 31, 2008 was $2.36.

The following table is a summary of all value vested or earned during the most recently completed financial year for the directors of the Company.

Name(1)	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Douglas W. Scheving	Nil	Nil	Nil
Robert G. Reynolds	Nil	Nil	Nil
William D. McCartney	Nil	Nil	Nil
Louis G. Montpellier	Nil	Nil	Nil
(1)

In addition to being directors of the Company, Bryce G. Roxburgh, Yale R. Simpson and Michael R.J. McPhie are also Named Executive Officers. For disclosure regarding Mr. Roxburgh’s, Mr. Simpson’s and Mr. McPhie’s incentive plan awards, please refer to the incentive plan awards table above.

(2)

Value vested during the year is calculated by subtracting the market price of the Company’s common shares on the date the option vested (being the closing price of the Company’s shares on the Exchange on the last trading day prior to the vesting date) from the exercise price of the option.

During the year Mr. Scheving exercised 10,000 options which had an exercise price of $1.41 per option and 20,000 options which had an option exercise price of $1.59 per option.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	9,390,700	$2.61	489,052
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	9,390,700		489,052

MANAGEMENT CONTRACTS

For a description of management contracts, please see “Statement of Executive Compensation – Summary Compensation Table” above.

Except as noted above, management functions of the Company and its subsidiaries are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, a “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

Disinterested shareholders are being asked to approve at the Meeting the “reloading” of common shares that have been issued upon the exercise of options between May 23, 2008 and May 26, 2009 back into the Plan, so that they will be available for future option awards. Disinterested shareholders are also being asked to approve the exercise price of stock options to purchase 300,000 common shares of the Company awarded to Roger Walsh, a director of the Company, under the reloaded Plan. Mr. Walsh has an interest in the matter.

Disinterested shareholders are being asked to approve at the Meeting an amendment to the Company’s stock option plan, to increase the plan ceiling from 9,879,752 common shares to 12,474,085 common shares, or such greater number being 20% of the issued and outstanding shares as at the Meeting date. For details, please refer to “Particulars of Matters to be Acted Upon – Amendment of Stock Option Plan” below.

Disinterested shareholders are being asked to approve at the Meeting a reduction in the exercise prices of stock options to purchase an aggregate 1,350,000 common shares held by certain directors and officers of the Company. For details, please refer to “Particulars of Matters to be Acted Upon – Decrease in Exercise Price of Stock Options” below. Messrs. Roxburgh, Simpson, Scheving, Montpellier, McPhie, McCartney, Reynolds and Bond all have an interest in the matter.

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company of six (6) for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia) (“Business Corporations Act”).

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Company, their present principal occupations and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, or controlled or directed, directly or indirectly, as at the date hereof.

Name, Position(s) with the Company(1) and Place of Residence(3)	Principal Occupation(2) (3)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held(3)
Bryce G. Roxburgh(7) President, CEO and Director Philippines	President and CEO of the Company since September 4, 2003; Geological consultant from 2000-2003.	March 20, 2003	3,784,750(6)
Yale R. Simpson(7) Chairman of the Board Director B.C. Canada	Chairman of the Company since September 11, 2003; President of Canaust Resource Consultants Ltd. since 1992; Director of Diamonds North Resources Ltd. since March 2002, and Dynasty Metals & Mining Inc. since September 2003.	June 10, 2003	1,380,250
Douglas W. Scheving(4) (5) Director B.C. Canada	Served as Corporate Secretary of the Company from July 1993 until June 16, 2004; Executive consultant for companies in the resource sector since 1993.	July 16, 1993	9,000
Robert G. Reynolds(4) (5) Director N.S.W., Australia	Chartered Accountant; Director of Rugby Mining Limited since January 24, 2007; Avoca Resource Ltd. since January 2002 and Global Geoscience Limited since December 2007.	June 12, 2007	Nil
Louis G. Montpellier(5) Director B.C. Canada	Mining Lawyer Partner with Gowling Lafleur Henderson LLP.	January 21, 2008	5,000
Roger Walsh Director B.C. Canada

Vice President of Corporate Development for Aurizon Mines Ltd since March 27, 2009; Vice President of Corporate Development for Jinshan Gold Mines Inc. from 2007 to 2009; VP, Corporate Development for Ivanhoe Mines Ltd. 2005 to 2007; Prior to joining Ivanhoe Mines, Mr. Walsh was a founding partner of Geographe Corporate Advisory Limited, a corporate advisory firm providing acquisition, divestment and strategic advisory services to the international mining sector.

		March 19, 2009	Nil
(1)	For the purposes of disclosing positions held in the Company, “Company” includes the Company and any parent or subsidiary thereof.
(2)	Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.

(3)

The information as to province or state and country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(4)	Member of the Company’s Audit Committee.
(5)	Member of the Company’s Compensation Committee and Nominating and Corporate Governance Committee.
(6)	2,500,000 of these shares are registered in the name of Rowen Company Limited. Mr Roxburgh is a beneficiary of Rowen.
(7)	Director of the Company’s wholly owned subsidiaries Estelar Resources Limited and Cognito Limited.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 – Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis. The Company’s approach to corporate governance is set forth below.

The common shares of the Company are also listed on the New York Stock Exchange-Amex (“NYSE-AMEX”). A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE-AMEX standards is set forth below and is available on the Company’s website www.exeterresource.com.

Board of Directors

Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) sets out the standard for director independence. Under MI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in MI 52-110, a majority of the members of the Board are independent. The members who are independent are Robert G. Reynolds, William D. McCartney, Louis G. Montpelier, Douglas W. Scheving and Roger Walsh. Bryce G. Roxburgh, Yale R. Simpson and Michael R. J. McPhie are not independent by virtue of the fact that they are or have been within the last three years been executive officers of the Company.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Bryce G. Roxburgh	Rugby Mining Limited (Formerly Carlyle Mining Corp.)
Yale R. Simpson	Diamonds North Resources Ltd. Dynasty Metals & Mining Inc. Rugby Mining Limited (Formerly Carlyle Mining Corp.)
Douglas W. Scheving	Golden Dynasty Resources Ltd. Touchstone Mining Limited Reva Resources Corporation
Robert G. Reynolds	Rugby Mining Limited (Formerly Carlyle Mining Corp.) Avoca Resources Ltd. Global GeoScience Limited
Louis G. Montpellier	Abacus Mining & Exploration Corporation
Roger Walsh	None

On occasions where it is considered advisable, the Company’s independent directors will hold meetings at which non-independent directors and members of management are not in attendance. Since the beginning of the Company’s most recently completed financial year, the independent directors held one meeting. As the majority of the Board is independent, matters for consideration receive full and detailed discussion. Where matters discussed may involve persons having a conflict of interest, that individual does not participate in the discussion.

Mr. Yale R. Simpson, Chairman of the Board is not independent. Mr. Montpellier, an independent director, serves as lead director, and is responsible for ensuring that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities. The Board has not developed a written position description for the lead director, but considers the lead director to be primarily responsible for ensuring that the Board is functioning properly and that it is meeting its obligations and responsibilities.

The following table sets out the attendance of the directors at the seven Board meetings and one independent director meeting held since the beginning of the most recently completed financial year until the date hereof:

Director	Board Meeting	Independent Director Meeting	Total Meetings Held
Bryce G. Roxburgh	7/7	N/A	7/7
Yale R. Simpson	7/7	N/A	7/7
Douglas W. Scheving	7/7	1/1	8/8
Michael R.J. McPhie	7/7	N/A	7/7
Robert G. Reynolds	7/7	1/1	8/8
Louis G. Montpellier (1)	5/7	1/1	6/8
William D. McCartney	7/7	1/1	8/8
Roger Walsh (2)	1/1	0	1/1
(1)	Mr. Montpellier was appointed as a director on January 21, 2008.
(2)	Mr. Walsh was appointed as a director on March 19, 2009

Board Mandate

The Board does not have a written mandate. However, it is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company’s strategies and plans. The Board’s responsibilities include:

•	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the executive officers create a culture of integrity throughout the Company,
•	the Company’s strategic planning process,
•	the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage risk,
•	the Company’s succession planning, including appointing, training and monitoring senior management,
•	the Company’s major business development initiatives,
•	the integrity of the Company’s internal control and management information systems,
•	the Company’s policies for communicating with shareholders and others, and
•	the general review of the Company’s results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

•	approval of the annual capital budget and any material changes to the operating budget,
•	approval of the Company’s business plan,
•	acquisition of, or investments in new business,
•	changes in the nature of the Company’s business,
•	changes in senior management, and
•	all matters as required under the Business Corporations Act, applicable U.S. securities laws and exchange rules and regulations.

Position Description for CEO

The Board does not have a written position description for the CEO, but considers the CEO to be primarily responsible for carrying out all strategic plans and policies as established by the Board. The CEO reports to the Board and advises and makes recommendations to the Board. The CEO facilitates communication between the Board and other members of management and employees, and between the Company and its shareholders.

Orientation and Continuing Education

Board turnover is relatively rare. As a result, the Board provides ad hoc orientation for new directors.

On occasions where it is considered advisable, the Board will provide directors with information regarding topics of general interest, such as fiduciary duties and continuous disclosure obligations. The Board also ensures that each director is up-to-date with current information regarding the business of the Company, the role the director is expected to fulfil and basic procedures and operations of the Board. Board members are also given access to management and other employees and advisors, who can answer any questions that may arise. Regular technical presentations are made to the Board members to keep them informed of the Company’s operations.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Company is committed to the highest standards of legal and ethical business conduct. This Code summarizes the legal, ethical and regulatory standards that the Company must follow and is a reminder to directors, officers and employees, of the seriousness of this commitment. Compliance with this Code and high standards of business conduct is mandatory for every director, officer and employee of the Company. The Code will help directors, officers and employees understand what is expected of them and to carry out their responsibilities.

The Code addresses such matters as confidentiality of corporate information, conflicts of interest and corporate opportunities, dealing with competitors, employees conducting business with the Company, the use of corporate assets, compliance with all rules and regulation applicable to the Company’s business, disclosure related matters, and reporting of violations. The Code is available at the Company’s web site, www.exeterresource.com, on the SEDAR website at www.sedar.com and the EDGAR website at www.sec.gov.

In addition to the requirements of the Code, directors are required to comply with the relevant provisions of the Business Corporations Act, applicable Canadian and U.S. securities laws and exchange rules and regulations regarding conflicts of interest. If a director is in a conflict of interest or potential conflict of interest as a result of a proposed contract, that director may not participate in or be permitted to hear the discussion of the matter at any meeting of directors except to disclose material facts and respond to questions. The director will not be counted in determining the presence of a quorum for purposes of the vote and will not vote on any resolution to approve the proposed contract or be present in the meeting room when the vote is taken.

Board Committees

The Board has three committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The committees and their mandates and memberships are described below.

Audit Committee

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the independent registered public accounting firm to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. As at the date hereof, the Audit Committee is composed of William

D. McCartney (Chairman), Robert G. Reynolds and Douglas W. Scheving, all of whom are “financially literate” and “independent” within the meaning of sections 1.4, 1.5 and 1.6 of MI 52-110, applicable U.S. securities laws and exchange rules and regulations.

The Board has not developed a written position description for the Chairman of the Audit Committee but considers the Chairman to be responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the Audit Committee’s operations, reporting to the Board on the Audit Committee’s decisions and recommendations, setting the agenda and running and maintaining minutes of the meetings of the Audit Committee.

The Company’s annual information form for its financial year ended December 31, 2008 dated March 27, 2009 (the “AIF”), which has been filed on SEDAR, contains additional disclosure regarding the Audit Committee. Please refer to the section of the AIF entitled “Audit Committee” and Appendix 1 to the AIF for further information.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is composed of Robert G. Reynolds, Louis G. Montpellier and Douglas W. Scheving, all of whom are independent directors. The Nominating and Corporate Governance Committee has no formal mandate; however, it oversees, monitors and reviews the quality and effectiveness of corporate governance best practices and disclosure policies. It reviews the composition of the Board members, on a periodic basis, makes recommendations regarding Board composition, analyzes the need for new nominees when vacancies arise and identifies and proposes new nominees who have the necessary competencies and characteristics to meet such needs.

The Board has not appointed a chair for the Nominating and Corporate Governance Committee.

Compensation Committee

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and making recommendations to the Board with respect to the CEO’s compensation level based on this evaluation. The Compensation Committee also makes recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans. The Compensation Committee reviews executive compensation disclosure before the Company publicly discloses the information. Compensation matters may also be reviewed and approved by the entire Board.

The Compensation Committee is composed of Robert G. Reynolds, Louis G. Montpellier and Douglas W. Scheving, all of whom are independent.

While the Compensation Committee has the authority to retain compensation consultants to advise the committee, no such consultants were retained since the beginning of the Company’s most recently completed financial year.

The Board has not appointed a chair for the Compensation Committee.

Assessment

The entire Board is responsible for regularly assessing the effectiveness and contribution of the Board, its members and committees. The majority of the Board members serve as directors for other public companies and utilize that experience when assessing the Board, its members and committees.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the re-appointment of PricewaterhouseCoopers LLP as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on October 17, 2007.

PARTICULARS OF MATTERS TO BE ACTED UPON

Reloading of Stock Option Plan

The Company has a “fixed” ceiling incentive stock option plan dated January 21, 2004, as amended (the “Plan”). Under the Plan, 9,879,752 common shares are reserved for issuance upon the exercise of options awarded under the Plan. This number represented 20% of the Company’s issued and outstanding shares as at the annual general meeting of shareholders held on May 23, 2008, and represents 15.82% of the issued and outstanding shares as at April 21, 2009. There are only 235,752 common shares available for future option awards.

Since May 23, 2008, 818,000 common shares have been issued upon the exercise of options. Management believes that it is in the Company’s best interests to “reload” the common shares that have been issued upon the exercise of options between May 23, 2008 and May 26, 2009 back into the Plan, so that they will be available for future option awards. Management believes that reloading the Plan is necessary in order for the Company to continue to attract and retain capable and experienced directors, officers, employees and consultants. In order to attract and retain such personnel and align their interests with those of the Company’s shareholders, the Company needs to be in a position to award options to acquire common shares.

On March 19, 2009, the Board passed a resolution to reserve, subject to Exchange and disinterested shareholder approval, an additional 818,000 common shares (or such greater number being the number of common shares issued upon the exercise of options between May 23, 2008 and May 26, 2009) for the purposes of the Plan, thereby reloading the Plan. The Plan ceiling remains fixed at 9,879,752 common shares.

The rules of the Exchange permit an issuer to award options under the reloaded Plan prior to receiving shareholder approval, provided that none of the options are exercised until approval is received and provided that the shareholders approve the exercise prices of options awarded between the time of reloading and approval. The Company awarded options to purchase 300,000 common shares under the reloaded Plan to its new director, Roger Walsh, as follows:

Option Holder	Date of Award	Number of Options Awarded (Aggregate)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)(1)
Roger Walsh	March 19, 2009	300,000	$3.35	$3.35
Total:		300,000
(1)	Calculated as the closing price of the Company’s shares on the Exchange on the date of the award.

For a description of the Plan, which was approved by disinterested shareholders at the Company’s Annual General Meeting held on May 23, 2008, please refer to “Statement of Executive Compensation – Incentive Plan Awards” above. A copy of the Plan will be available at the Meeting for review by the shareholders. In addition, upon request, shareholders may obtain a copy of the Plan from the Company prior to the Meeting by contacting Darcy Daubaras, Financial Manager in writing at PO Box 41, AXA Place, Suite 1260 - 999 West Hastings Street, Vancouver, BC, Canada V6C 2W2 or by telephone at (604) 688-9592.

Regulatory Requirements

For the purposes of this Information Circular, the term “insider” has the meaning given to that term in section 1(1) of the Securities Act (British Columbia).

Any time an issuer reloads a stock option plan, the Exchange requires the issuer to obtain shareholder approval, provided that the reloaded plan, together with all of the issuer’s other previously established stock option plans or grants, could result at any time in the number of common shares reserved for issuance under options exceeding 10% of the issued and outstanding common shares. The number of common shares available for issuance upon the exercise of options under the reloaded Plan is equal to 15.82% of the issued and outstanding common shares of the Company as at April 21, 2009.

The Exchange requires the Company to obtain disinterested shareholder approval where a stock option plan, together with all of the Company’s other previously established and outstanding stock option plans or grants, could result, at any time, in:

(a)	the number of shares reserved for issuance under stock options granted to insiders exceeding 10% of the issued shares; or
(b)	the grant to insiders, within a one-year period, of a number of shares exceeding 10% of the issued shares.

Insiders of the Company will participate in the Plan. It is possible that the grant of stock options pursuant to the Plan could result in one or both of the foregoing situations.

Shareholder Approval

In order to obtain disinterested shareholder approval, the additional shares reserved for issuance under the Plan must be approved by a majority of the votes cast at the Meeting, excluding votes attaching to shares beneficially owned by (i) insiders to whom options may be awarded under the Plan; and (ii) associates of persons referred to in (i). The Company is asking disinterested shareholders to vote affirmatively on the following resolutions:

“RESOLVED THAT:

1.

that number of common shares (the “Shares”) that have been issued upon the exercise of options between May 23, 2008 and May 26, 2009 be reloaded into the Company’s stock option plan dated January 21, 2004, as amended (the “Plan”);

2.	the Shares be reserved for issuance upon the exercise of options awarded under the Plan;
3.

the board of directors be authorized to grant options under and subject to the terms and conditions of the Plan which, together with the options that are outstanding as of the Meeting date, will entitle option holders to purchase up to a maximum of 9,879,752 common shares of the Company, being 15.82% of the issued and outstanding shares as at April 21, 2009;

4.	the exercise price of the 300,000 options awarded to the Company’s new director, Roger Walsh, under the reloaded Plan be approved; and
5.

any one or more of the directors or senior officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.”

To the best of the Company’s knowledge, insiders and their associates beneficially own a total of 5,377,652 common shares of the Company as of April 21, 2009. Therefore, the total number of common shares held by “disinterested shareholders” is 57,055,771 common shares.

Amendment of Stock Option Plan

Under the Plan, 9,879,752 common shares are reserved for issuance upon the exercise of options awarded under the Plan. This number represented 20% of the Company’s issued and outstanding shares as at the annual general meeting of shareholders held on May 23, 2008, and represents 15.82% of the issued and outstanding shares as at April 21, 2009. Options to purchase 8,826,000 common shares of the Company are outstanding (9,126,000 if shareholders approve the reloading of the Plan and the exercise price of Mr. Walsh’s options). If shareholders approve the reloading of the Plan, there will only be 753,752 common shares available for future option awards. If shareholders do not approve the reloading of the Plan, there are only 235,752 common shares available for future option awards.

The number of issued and outstanding shares of the Company has increased significantly since the last annual general meeting, primarily as a result of an equity financing successfully completed by Management in February 2009, which raised $29 million for the continued exploration and development of the Company’s properties in Argentina and Chile.

Management believes that it is necessary and in the Company’s best interests to increase the Plan ceiling in order for the Company to continue to attract and retain capable and experienced directors, officers, employees and consultants. In order to attract and retain such personnel and align their interests with those of the Company’s shareholders, the Company needs to be in a position to award options to acquire common shares.

On March 19, 2009, the Board further amended the Plan (the “Amended Plan”) to increase the ceiling, subject to Exchange and disinterested shareholder approval, from 9,879,752 common shares to 12,474,085 (20% of the Company’s issued and outstanding shares as of that date) or such greater number being 20% of the Company’s issued and outstanding shares as at the Meeting date.

Except as disclosed above, the terms and conditions of the Amended Plan are the same as those of the Plan, which was approved by disinterested shareholders at the Company’s Annual General Meeting held on May 23, 2008. For a summary of the Plan, please refer to “Statement of Executive Compensation – Incentive Plan Awards” above. A copy of the Amended Plan will be available at the Meeting for review by the shareholders. In addition, upon request, shareholders may obtain a copy of the Amended Plan from the Company prior to the Meeting by contacting Darcy Daubaras, Financial Manager in writing at PO Box 41, AXA Place, Suite 1260 - 999 West Hastings Street, Vancouver, BC, Canada V6C 2W2 or by telephone at (604) 688-9592.

Regulatory Requirements

Any time an issuer increases the number of shares reserved for issuance under a stock option plan, the Exchange requires the issuer to obtain shareholder approval of the amended plan, provided that the amended plan, together with all of the issuer’s other previously established stock option plans or grants, could result at any time in the number of common shares reserved for issuance under options exceeding 10% of the issued and outstanding common shares. Under the Amended Plan, the number of common shares available for issuance upon the exercise of options will be equal to 20% of the issued and outstanding common shares of the Company as at the Meeting date.

The Exchange requires the Company to obtain disinterested shareholder approval where a stock option plan, together with all of the Company’s other previously established and outstanding stock option plans or grants, could result, at any time, in:

(a)	the number of shares reserved for issuance under stock options granted to insiders exceeding 10% of the issued shares; or
(b)	the grant to insiders, within a one-year period, of a number of shares exceeding 10% of the issued shares.

Insiders of the Company will participate in the Amended Plan. It is possible that stock options awarded pursuant to the Amended Plan could result in one or both of the foregoing situations.

Shareholder Approval

In order to obtain disinterested shareholder approval, the Amended Plan must be approved by a majority of the votes cast at the Meeting, excluding votes attaching to shares beneficially owned by (i) insiders to whom options may be awarded under the Amended Plan; and (ii) associates of persons referred to in (i). The Company is asking disinterested shareholders to vote affirmatively on the following resolutions to approve the Amended Plan:

“RESOLVED THAT:

1.

the number of common shares reserved for issuance upon the exercise of stock options granted under the Company’s stock option plan dated January 21, 2004, as amended (the “Plan”) be increased from 9,879,752 common shares to 12,474,085 common shares, or such greater number being 20% of the issued and outstanding shares as at the Meeting date, and the Plan be amended accordingly (the “Amended Plan”);

2.

the board of directors be authorized to grant options under and subject to the terms and conditions of the Amended Plan which, together with the options that are outstanding as of the Meeting date, will entitle option holders to purchase up to a maximum of 12,474,085 common shares of the Company, or such greater number being 20% of the issued and outstanding shares as at the Meeting date;

3.

the board of directors, by resolution, be authorized to make such amendments to the Amended Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments be subject to the approval of all applicable regulatory authorities; and

4.

any one or more of the directors or senior officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.”

To the best of the Company’s knowledge, insiders and their associates beneficially own a total of 5,377,652 common shares of the Company as of April 21, 2009. Therefore, the total number of common shares held by “disinterested shareholders” is 57,055,771 common shares.

Decrease in Exercise Price of Stock Options

Due to the current global financial crisis, and the resultant decline in the Company’s share price, certain stock options held by directors and officers of the Company have significantly higher exercise prices than recent market prices for the Company’s shares.

Management believes that it is in the best interests of the Company to lower the exercise prices of certain stock options held by directors and officers in order to enable the Company to continue to attract and retain capable and experienced directors and officers and align their interests with those of our shareholders.

On February 27, 2009, the Board passed a resolution to reduce the exercise prices of the following options to $2.85, (the market price of the Company’s common shares on the date of the resolution), subject to Exchange and disinterested shareholder approval:

Name of option holder	Number of options	Original exercise price	Award date	Expiry date
Bryce Roxburgh	100,000	$3.64	June 27, 2007	June 27, 2012
Bryce Roxburgh	150,000	$4.37	Nov. 13, 2007	Nov. 13, 2007
Yale Simpson	100,000	$3.64	June 27, 2007	June 27, 2012
Yale Simpson	150,000	$4.37	Nov. 13, 2007	Nov. 13, 2012
Douglas Scheving	50,000	$4.37	Nov. 13, 2007	Nov. 13, 2012
Louis Montpellier	200,000	$4.31	Jan. 23, 2008	Jan. 23, 2013
Michael McPhie	50,000	$4.37	Nov. 13, 2007	Nov. 13, 2012
Michael McPhie	100,000	$4.31	Jan. 23, 2008	Jan. 23, 2013
William McCartney	50,000	$4.37	Nov. 13, 2007	Nov. 13, 2012
Robert Reynolds	200,000	$3.64	June 27, 2007	June 27, 2012
Robert Reynolds	50,000	$4.37	Nov. 13, 2007	Nov. 13, 2012
Cecil Bond	50,000	$3.64	June 27, 2007	June 27, 2012
Cecil Bond	100,000	$4.37	Nov. 13, 2007	Nov. 13, 2012
Total:	1,350,000

Regulatory Requirements

The Exchange requires an issuer to obtain disinterested shareholder approval if the issuer is decreasing the exercise price of stock options previously granted to insiders.

Shareholder Approval

In order to obtain disinterested shareholder approval, the decrease must be approved by a majority of the votes cast at the Meeting, excluding votes attaching to shares beneficially owned by (i) insiders to whom options may be awarded under the Plan; and (ii) associates of persons referred to in (i). The Company is asking disinterested shareholders to vote affirmatively on the following resolutions:

“RESOLVED THAT:

1.

the exercise prices of options to purchase an aggregate 1,350,000 common shares of the Company held by directors and officers of the Company as described in the Company’s Information Circular be decreased to $2.85; and

2.

any one or more of the directors or senior officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.”

To the best of the Company’s knowledge, insiders and their associates beneficially own a total of 5,377,652 common shares of the Company as of April 21, 2009. Therefore, the total number of common shares held by “disinterested shareholders” is 57,055,771 common shares.

ADDITIONAL INFORMATION

Additional information relating to the Company is on the SEDAR website at www.sedar.com and EDGAR website at www.sec.gov under “Exeter Resource Corporation”. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year. Shareholders may request copies of the Company’s financial statements and MD&A by contacting the Company’s CFO at the following address:

Exeter Resource Corporation

Suite 1260, 999 West Hastings Street

Vancouver, British Columbia, Canada V6C 2W2

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

NYSE-AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE-AMEX. Section 110 of the NYSE-AMEX Company Guide permits the NYSE-AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain listing criteria, and to grant exemptions from listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to standards is as follows:

Shareholder Meeting Quorum Requirement: The minimum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE-AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles. A quorum for a meeting of shareholders of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth is Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval for Issuance of Shares: Section 713 of the Company Guide requires shareholder approval as a prerequisite to approval of applications to list additional shares when the additional shares will be issued in connection with a transaction involving the sale or issuance by a company of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock. However, the issuance of common stock in an amount in excess of 20% of the presently outstanding stock for less than book or market value, without shareholder approval, is not prohibited under the rules of the TSX Venture Exchange (“TSX-V”) and does not constitute a default under the TSX-V rules or any applicable laws in Canada. For past transactions, the Company has followed the rules of the TSX-V and applicable laws in Canada and in future transactions, the Company may seek similar exemptions from the requirements of section 713 of the NYSE-AMEX Company Guide.

The foregoing are consistent with the laws, customs and practices in Canada.

APPROVALS AND SIGNATURE

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Annual General Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate governmental agencies, have been approved by the Board.

ON BEHALF OF THE BOARD
Signed “Yale R. Simpson”

________________________________
Yale R. Simpson

Chairman

EXHIBIT 99.3

# EXETER RESOURCE CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

**Security Class**

**Holder Account Number**

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## This Form of Proxy is solicited by and on behalf of Management.

### Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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**Proxies submitted must be received by 3:00 p.m., Pacific Daylight Time, on Friday, May 22, 2009.**

## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

**1-866-732-VOTE (8683) Toll Free**

**To Vote Using the Internet**

- Go to the following web site: www.investorvote.com

**If you vote by telephone or the Internet, DO NOT mail back this proxy.**

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

**Voting by mail or by Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

**To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.**

**CONTROL NUMBER** | **HOLDER ACCOUNT NUMBER** | **ACCESS NUMBER**

27MA09061.E.SEDAR/000001/000001/i

## Appointment of Proxyholder

**I/We, being holder(s) of Exeter Resource Corporation hereby appoint: YALE SIMPSON**, a Director of the Company, or failing him, **DOUGLAS W. SCHEVING**, a Director of the Company,

OR

**Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.**

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of **Exeter Resource Corporation** to be held at SUITE 1260, 999 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA on May 26, 2009 at 3:00 p.m. (Pacific Daylight Time) and at any adjournment or postponement thereof.

**VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.**

| | For | Against |
|---|---|---|
| 1. **Set the Number of Directors**<br>To Set the Number of Directors at **6**. | ☐ | ☐ |

2. **Election of Directors**

| | For | Withhold | | For | Withhold | | For | Withhold |
|---|---|---|---|---|---|---|---|---|
| 01. Bryce G. Roxburgh | ☐ | ☐ | 02. Yale R. Simpson | ☐ | ☐ | 03. Douglas W. Scheving | ☐ | ☐ |
| 04. Robert G. Reynolds | ☐ | ☐ | 05. Louis G. Montpellier | ☐ | ☐ | 06. Roger Walsh | ☐ | ☐ |

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| | For | Withhold |
|---|---|---|
| 3. **Appointment of Auditors**<br>Appointment of PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. | ☐ | ☐ |

| | For | Against |
|---|---|---|
| 4. **Reloading of Stock Option Plan**<br>To approve the reloading of common shares that have been issued upon the exercise of options between May 23, 2008 and May 26, 2009 back into the Company's Stock Option Plan, and to approve the exercise price of options granted under the reloaded Stock Option Plan to the Company's new director Roger Walsh. | ☐ | ☐ |
| 5. **Stock Option Plan**<br>To approve an amendment to the Company's Stock Option Plan. | ☐ | ☐ |
| 6. **Amendment of Option Exercise Price**<br>To approve the amendment of the exercise prices of 1,350,000 stock options held by certain officers and directors to $2.85. | ☐ | ☐ |
| 7. **Transact Other Business**<br>To transact such other business as may properly come before the Meeting. | ☐ | ☐ |

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### Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

**Interim Financial Statements** - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

**Annual Financial Statements** - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 6 2 0 5 6 A R 1 E X A Q

EXHIBIT 99.4

**EXETER RESOURCE CORPORATION**

Computershare

Please return completed form to:
Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

* TEST ONLY DO NOT MAIL *

☐ **Interim Financial Statements**
Mark this box if you would like to receive Interim Financial Statements by mail.

☐ **Annual Financial Statements**
Mark this box if you would like to receive the Annual Financial Statements by mail.

## Financial Statements Request Form

Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com, or by registering online at www.computershare.com/mailinglist. If you would like to receive either interim financial statements and associated Management Discussion and Analysis and/or the annual financial statements and associated Management Discussion and Analysis, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

* TEST ONLY DO NOT MAIL *

**Please place my name on your financial statements mailing list.**

Name

Apt | Street Number | Street Name

City | Prov. / State | Postal Code / Zip Code

EXAQ

3 L T E

3LTE04

EXAQ.BEN_IA.E.6026.PULLS/000001/000001/i